As filed with the Securities and Exchange Commission on January 15,
1999

Securities Act Registration		No. 33-20507
Investment Company Act Registration	No. 811-5497

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Post-Effective Amendment No. 11

and
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO.     11
__________________

Municipal High Income Fund Inc.
(a Maryland Corporation)
(Exact Name of Registrant as Specified in Charter)

388 Greenwich Street
New York, New York  10013
(Address of Principal Executive Offices)

(212) 723-9218
(Registrant's Telephone Number, including Area Code)

Christina T. Sydor, Secretary
Municipal High Income Fund Inc.
388 Greenwich Street
New York, New York  10013
(Name and Address of Agent for Service)
_____________________

Copies to:
Burton M. Leibert, Esq.
Willkie Farr & Gallagher
One Citicorp Center
153 East 53rd Street
New York, New York  10022
_______________

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration
Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [x]

This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. This Registration Statement relates to shares previously registered on Form N-2 (Registration
No. 33-20507).

It is proposed that this filing will become effective:
[x] when declared effective pursuant to section 8(c).

Registrant amends this Registration Statement under the Securities Act of 1933, as amended, on such date as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

MUNICIPAL HIGH INCOME FUND INC.

Form N-2
Cross Reference Sheet

Part A
Item No. 			Prospectus Caption

1.  Outside Front Cover		Outside Front Cover of Prospectus

2.  Inside Front and Outside	Inside Front and Outside Back Cover
	 Back Cover Page	Page 	of Prospectus

3.  Fee Table and Synopsis		Prospectus Summary; Fund
Expenses

4.  Financial Highlights		Financial Highlights

5.  Plan of Distribution		Prospectus Summary; The Offering


6.  Selling Shareholders		Not Applicable

7.  Use of Proceeds		Use of Proceeds

8.  General Description of the	Prospectus Summary;  The Fund;
	 Registrant		Investment Objectives and Policies;
				Risk Factors and Special Considerations;
Investment Restrictions; Description of
Common Stock; Share
				Price Data;  Certain Provisions of the
				Articles of  Incorporation and Market
Discount; Appendix.

9.  Management			Management of the Fund; Description
				of Common Stock; Custodian, Transfer
				Agent, Dividend-Paying Agent, Registrar and
Plan Agent

10.  Capital Stock, Long-Term	Taxation; Dividends and Distributions,
Dividend Reinvestment Plan;
	Debt, and Other		Description of Common Stock; Share
Price Data
	Securities

11.  Defaults and Arrears on	Not Applicable
	Senior Securities

12.  Legal Proceedings		Not Applicable

13.  Table of Contents of the	Further Information
	Statement of Additional
	Information

Part B				Statement of Additional
Item No.			Information Caption

14.  Cover Page			Cover Page

15.  Table of Contents		Cover Page

16.  General Information and	Cover Page; Description of Common
	History			Stock (see Prospectus)

17.  Investment Objective and	Investment Objective and Policies;
Investment
	Policies			Restrictions

18.  Management			Investment Manager and Administrator;
Directors and
				Executive Officers of the Fund

19.  Control Persons and		Not Applicable
	Principal Holders of
	Securities

20.  Investment Advisory and	Investment Manager and Administrator
	Other Services

21.  Brokerage Allocation and	Portfolio Transactions and Turnover
	Other Practices

22.  Tax Status			Taxes; Taxation (see Prospectus)

23.  Financial Statements		Financial Statements


Part C
Item No.

Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration Statement.

PART A

--------------------------------------------------------------------------------
Prospectus                                                     February 26, 1999
--------------------------------------------------------------------------------


      Municipal High Income Fund Inc.

      Common Stock
            Listed on the New York Stock Exchange
            Trading symbol--MHF

      Municipal High Income Fund Inc. is a diversified, closed-end management investment company. The fund's investment objective is to seek high current income exempt from federal income tax. The fund invests primarily in intermediate and long-term municipal debt securities issued by state and local governments including U.S. territories and possessions, political subdivisions, agencies and public authorities (municipal obligations).

      The market price of shares of closed-end funds is less than the net asset value per share. For more information about this or other risks of investing in the fund, see "Risk Factors and Special Considerations" beginning on page 14.

      The prospectus contains important information about the fund. For your benefit and protection, please read it before you invest, and keep it on hand for future reference.

      The statement of additional information (SAI) provides more detailed information about the fund and is incorporated into this prospectus by reference. The SAI and shareholder reports can be obtained without charge from your Salomon Smith Barney Financial Consultant or from the fund by calling 1-800-451-2010 or writing to the fund at 388 Greenwich Street, New York, New York 10013. You can review the fund's shareholder reports at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. The Commission charges a fee for this service. Information about the Public Reference Room may be obtained by calling 1-800-SEC-0330. You can get the same information free from the Commission's Internet web site at www.sec.gov

      The Securities and Exchange Commission has not approved the fund's shares as an investment or determined whether this prospectus is accurate or complete. Any statement to the contrary is a crime.

SALOMON SMITH BARNEY INC.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------


Prospectus Summary                                                             3
--------------------------------------------------------------------------------
Fund Expenses                                                                  6
--------------------------------------------------------------------------------
Financial Highlights                                                           7
--------------------------------------------------------------------------------
The Fund                                                                       9
--------------------------------------------------------------------------------
The Offering                                                                   9
--------------------------------------------------------------------------------
Use of Proceeds                                                                9
--------------------------------------------------------------------------------
Investment Objective and Policies                                              9
--------------------------------------------------------------------------------
Risk Factors and Special Considerations                                       14
--------------------------------------------------------------------------------
Investment Restrictions                                                       17
--------------------------------------------------------------------------------
Share Price Data                                                              18
--------------------------------------------------------------------------------
Management of the Fund                                                        18
--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan                       20
--------------------------------------------------------------------------------
Net Asset Value                                                               22
--------------------------------------------------------------------------------
Taxation                                                                      23
--------------------------------------------------------------------------------
Description of Common Stock                                                   24
--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and
Market Discount                                                               25
--------------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent,
Registrar and Plan Agent                                                      27
--------------------------------------------------------------------------------
Independent Auditors                                                          27
--------------------------------------------------------------------------------
Further Information                                                           27
--------------------------------------------------------------------------------
Appendix                                                                     A-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prospectus Summary
--------------------------------------------------------------------------------


      The following is a summary of more complete information appearing later in the prospectus. You should read the entire prospectus because it contains details that are not in the summary. Cross references in the summary to headings in the prospectus will help you locate information.

      INVESTMENT OBJECTIVE AND PRIMARY INVESTMENTS The fund's investment objective is high current income exempt from federal income tax. The fund generally invests in intermediate and long-term municipal obligations.

      The fund's municipal obligations may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, payment in kind and auction rate features. See "The Fund," "Investment Objective and Management Policies" and Appendix A.

      TAX-EXEMPT INCOME The fund invests with the objective that dividends paid by the fund may be excluded by shareholders from their gross incomes for federal income tax purposes. A portion of the fund's dividends may be taxable. The fund may invest without limit in private activity bonds. Income from these bonds may be a special preference item for purposes of the federal alternative minimum tax
(AMT). The fund may not be a suitable investment if you are subject to the AMT. See "Investment Objective and Management Policies" and "Taxation."

      THE OFFERING The fund's shares of common stock trade on the New York Stock Exchange. Salomon Smith Barney intends to buy and sell the fund's shares and make a market in the common stock. Salomon Smith Barney is not obligated to conduct market-making activities and may stop doing so at any time without notice. See "The Offering" and "Use of Proceeds."

      LISTING NYSE.

      SYMBOL MHF.

      INVESTMENT MANAGER Mutual Management Corp. (MMC) (formerly Smith Barney Mutual Funds Management Inc.). The manager selects and manages the fund's investments in accordance with the fund's investment objective and policies. MMC is also the fund's administrator and oversees the fund's non-investment operations and its relations with its service providers. For these services, MMC receives a combined annual fee equal to 0.60% of the fund's average daily net assets.

      RISK FACTORS AND SPECIAL CONSIDERATIONS The value of the securities in the fund's portfolio fluctuate in price and the value of your investment in the fund will go up and down in value. This means that you could lose money on your investment in the fund or the fund could perform less well than other similar

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------


investments. In addition, the price of the shares is determined by market prices on the NYSE and elsewhere, so you may receive a price that is less than net asset value when you sell your shares. The principal risks associated with an investment in the fund are summarized below.

      Municipal Obligations. The fund invests primarily in municipal obligations and may be affected by any of the following:

o Interest rates rise, causing the value of the fund's portfolio generally to decline.

o When interest rates are declining, the issuer of a security exercises its right to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities. This is known as call or prepayment risk.

o The underlying revenue source for a municipal obligation other than a general obligation bond is insufficient to pay principal or interest in a timely manner.

o The issuer of a security owned by the fund has its credit rating downgraded or defaults on its obligation to pay principal and/or interest.

o The manager's judgment about the attractiveness, value or income potential of a particular bond proves to be incorrect.

o     Municipal obligations fall out of favor with investors.

o Unfavorable legislation affects the tax-exempt status of municipal obligations.

      Below investment grade securities. The fund is allowed to invest up to 100% of its assets in securities rated below investment grade or considered by the manager to be of comparable quality. (Investment grade debt securities are defined as those rated in one of the four highest rating categories by a nationally recognized statistical rating organization (NRSRO)). Investing in below investment grade securities involves a substantial risk of loss. These securities are considered speculative because they have a higher risk of default, tend to be less liquid, and may be more difficult to value than investment grade securities.

      The fund may invest in securities issued by municipalities that are in default on their obligations to pay interest and/or principal. The fund may lose all of its investment in these securities.

      Restricted securities. The fund may invest in securities for which there are restrictions on resale. There is a less liquid market for restricted securities than for publicly traded securities. Although such securities sometimes may be resold in private transactions, the prices realized from the sale may be less than what the fund considers the fair value of the securities.

      Derivatives. The fund may hold securities or use investment techniques that provide for payments based on or "derived" from the performance of an underlying asset, index or other economic benchmark.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------


      Even a small investment in derivative contracts can have a big impact on the fund's interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when interest rates are changing. The fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the fund's holdings. The other parties to certain derivative contracts present the same types of default risk as issuers of fixed income securities. Derivatives can also make the fund less liquid and harder to value, especially in declining markets. Derivatives include futures and options transactions.

      Closed-end investment company. The fund is a closed-end investment company and its shares may trade on the NYSE at a price that is less than its net asset value.

      See "Risk Factors and Special Considerations" and "Certain Provisions of the Articles of Incorporation and Market Discount."

      DIVIDENDS AND DISTRIBUTIONS Any dividends from net investment income (income other than net realized capital gains) are paid monthly and any distributions of net realized capital gains are paid annually. Your dividends or distributions may be reinvested in additional fund shares if you participate in the Dividend Reinvestment Plan. The number of shares issued to you by the plan depends on the price of the shares. The price of the shares is determined by the market price at the time the shares are purchased.

Market Price of Fund Shares         Price of Fund Shares Issued by Plan
---------------------------         -----------------------------------
Greater than or equal to            Shares issued at 98% of net asset value or
98% net asset value                 95% of market price, whichever is greater

Less than 98% of net asset value    Market price

      See "Dividends and Distributions; Dividend Reinvestment Plan."

      CUSTODIAN PNC Bank, National Association (PNC Bank) is the fund's custodian. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."

      TRANSFER AGENT, DIVIDEND-PAYING AGENT, REGISTRAR AND PLAN AGENT First Data Investor Services Group, Inc. (First Data) is the fund's transfer agent, dividend-paying agent and registrar. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."

--------------------------------------------------------------------------------
Fund Expenses
--------------------------------------------------------------------------------


      The following table shows the expenses the fund pays. As a shareholder, you indirectly bear these expenses.

================================================================================
Annual Expenses
      (as a percentage of net assets)(1)
      Management fees .............................................     0.60%
      Other expenses ..............................................     0.14%
================================================================================
Total Annual Operating Expenses ...................................     0.74%
================================================================================
(1)   See "Management of the Fund" for additional information.


      EXAMPLE


      An investor would directly pay the following expenses on a $1,000 investment in the fund, assuming a 5% annual return:

        One Year      Three Years      Five Years     Ten Years
================================================================================
           $8             $24              $41           $92
================================================================================

      This example assumes that all dividends and other distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same in the years shown. This example should not be considered a representation of future expenses of the fund. Actual expenses may be more or less than those shown.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------


The following information for the four-year period ended October 31, 1998 has been audited by KPMG LLP, independent auditors, whose report thereon appears in the fund's annual report dated October 31, 1998. The following information for the fiscal years ended October 31, 1989 through October 31, 1994 has been audited by other independent auditors. The following information should be read in conjunction with the financial statements and related notes that also appear in the fund's 1998 Annual Report, which is incorporated by reference into this prospectus and the Statement of Additional Information.


For a share of capital stock outstanding throughout each year:


Year Ended October 31,                          1998         1997         1996         1995         1994
========================================================================================================
Net Asset Value,
  Beginning of Year                            $9.76        $9.53        $9.51        $8.98        $9.72
Income (Loss) From Operations:
  Net investment income                         0.60         0.61         0.63         0.64         0.65
  Net realized and unrealized gain (loss)       0.03         0.24           --         0.54        (0.72)
--------------------------------------------------------------------------------------------------------
Total Income (Loss) From Operations             0.63         0.85         0.63         1.18        (0.07)
--------------------------------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                        (0.61)       (0.62)       (0.61)       (0.65)       (0.65)
  In excess of net investment income           (0.01)          --           --           --           --
  ------------------------------------------------------------------------------------------------------
  Net realized gains                              --           --           --           --        (0.02)
--------------------------------------------------------------------------------------------------------
Total Distributions                            (0.62)       (0.62)       (0.61)       (0.65)       (0.67)
--------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                   $9.77        $9.76        $9.53        $9.51        $8.98
--------------------------------------------------------------------------------------------------------
Total Return, Based on Market Value             9.34%       17.22%       10.22%       14.17%      (10.11)%
--------------------------------------------------------------------------------------------------------
Total Return, Based on Net Asset Value          6.75%        9.41%        7.39%       14.00%       (0.54)%
Net Assets, End of Year (millions)              $198         $194         $187         $187         $176
--------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                      0.74%        0.74%        0.77%        0.84%        0.84%
  Net investment income                         6.07         6.38         6.65         6.87         6.98
--------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                           57%          35%          17%          18%          17%
========================================================================================================
Market Value, End of Year                    $10.125       $9.875       $9.000       $9.000       $8.250
========================================================================================================

--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of capital stock outstanding throughout each year:


Year Ended October 31,                           1993          1992          1991          1990        1989(1)
-------------------------------------------------------------------------------------------------------------
Net Asset Value,
  Beginning of Year                             $9.49         $9.42         $9.28         $9.52         $9.35
-------------------------------------------------------------------------------------------------------------
Income (Loss) From Operations:
  Net investment income                          0.67          0.70          0.74          0.75          0.66
  Net realized and unrealized gain (loss)        0.23          0.06          0.15         (0.23)         0.15

Total Income (Loss) From Operations              0.90          0.76          0.89          0.52          0.81

Less Distributions From:
  Net investment income                         (0.67)        (0.69)        (0.75)        (0.76)        (0.64)
  In excess of net investment income               --            --            --            --            --
  -----------------------------------------------------------------------------------------------------------
  Net realized gains                               --            --            --            --            --
-------------------------------------------------------------------------------------------------------------
Total Distributions                             (0.67)        (0.69)        (0.75)        (0.76)        (0.64)
-------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                    $9.72         $9.49         $9.42         $9.28         $9.52
-------------------------------------------------------------------------------------------------------------
Total Return, Based on Market Value             17.07%        2.74%        17.88%        (1.45)%        1.72%
-------------------------------------------------------------------------------------------------------------
Total Return, Based on Net Asset Value           9.87%         8.47%        10.15%         5.75%         9.02%
=============================================================================================================
Net Assets, End of Year (millions)               $188          $179          $173          $165          $164
-------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                       0.87%         0.87%         0.90%         0.87%         0.86%*(2)
  Net investment income                          6.89          7.31          7.90          8.00          7.54*
-------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                            13%           12%           22%           11%           16%
=============================================================================================================
Market Value, End of Year                      $9.875        $9.125         $9.50         $9.00         $9.50
=============================================================================================================


(1) For the period from November 28, 1988 (commencement of operations) to October 31, 1989.

(2)   Annualized expense ratio before fees waived by investment adviser was
      0.88%

*     Annualized


#     Not annualized.

--------------------------------------------------------------------------------
The Fund
--------------------------------------------------------------------------------


      The fund was incorporated under the laws of the State of Maryland on March 4, 1988 and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Its principal office is located at 388 Greenwich Street, New York, New York 10013. The fund's telephone number is (800) 451-2010.


--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------


      Salomon Smith Barney currently makes a market in the common stock. This prospectus is to be used by Salomon Smith Barney in connection with offers and sales of the common stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale. Salomon Salomon Smith Barney is not required to make a market in the common stock and may stop doing so at any time. You should not rely on Salomon Smith Barney's market making activities to provide an active or liquid trading market for the common stock.


--------------------------------------------------------------------------------
Use of Proceeds
--------------------------------------------------------------------------------


      The fund will not receive any proceeds from the sale of any common stock offered pursuant to this prospectus. Proceeds received by Salomon Smith Barney as a result of its market-making in common stock will be used by Salomon Smith Barney in connection with its secondary market operations and for general corporate purposes.


--------------------------------------------------------------------------------
Investment Objective and Policies
--------------------------------------------------------------------------------


      The fund's investment objective is high tax-exempt current income. The fund's investment objective may only be changed by the affirmative vote of the holders of a "majority of the fund's outstanding voting securities," as defined in the Investment Company Act of 1940, as amended (1940 Act). To achieve this objective, the fund seeks to invest substantially all of its assets in a diversified portfolio of long-term municipal obligations. Under normal conditions, at least 80% of the fund's assets will be invested in municipal obligations. The fund may invest up to 100% of its assets in lower-rated municipal obligations (those that are not "investment grade"). These securities are rated as low as Ba by Moody's Investors Service, Inc. (Moody's), BB by Standard & Poor's Rating Group (S&P) or BB by Fitch IBCA (Fitch), or in unrated municipal obligations deemed to be of comparable quality. The fund will not invest in municipal obligations that are rated lower than Ba, MIG 1/VMIG 1 or P-2

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------


by Moody's, BB, SP-1 or A-1 by S&P, or BB by Fitch. A description of relevant Moody's, S&P and Fitch ratings is set forth in the Appendix to the SAI. Lower-rated bonds are judged to have speculative elements. Although these bonds may have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions. Often, protection of principal payments may be characteristically unreliable over any great length of time. The fund may invest up to to 30% of its assets in non-publicly traded securities. No assurance can be given that the fund will achieve its investment objective.

      Municipal obligations are debt securities, the interest from which is, in the opinion of bond counsel to their issuer, excluded from gross income for regular Federal income tax purposes. Municipal obligations may bear fixed, floating or variable rates of interest. Municipal obligations include "public purpose" obligations, which generate interest that is exempt from regular Federal income tax and, for individual taxpayers, is not subject to the AMT. Municipal obligations also include qualified "private activity bonds", which generate interest that is exempt from regular Federal income tax but that is subject to the AMT. Various types of municipal obligations in which the fund may invest are described in the Appendix to this prospectus.


      The yields on and values of municipal obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the municipal obligations market, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, municipal obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value.

      Certain municipal obligations held by the fund may permit the issuer to call or redeem the obligations, in whole or in part, at its option. If an issuer were to redeem municipal obligations held by the fund during a time of declining interest rates, the fund might realize capital gains or losses at a time when it would not otherwise do so, and the fund might not be able to reinvest the proceeds of the redemption in municipal obligations providing as high a level of income as the obligations that were redeemed.


      Opinions relating to the validity of municipal obligations and to the exemption of interest thereon from regular Federal income tax (and also, when applicable, from the AMT) are rendered by bond counsel to the issuer at the time of issuance. Neither the fund nor the manager reviews the proceedings relating to the issuance of municipal obligations or the bases for such opinions. Issuers of municipal obligations may be subject to the provisions of bankruptcy, insolvency and other laws, such as Federal bankruptcy laws, affecting the rights and remedies of creditors.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

      In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.


      Under normal conditions, the fund may hold up to 20% of its assets in cash or money market instruments, including taxable money market instruments (taxable investments). When the manager believes that long-term municipal obligations consistent with the fund's investment objective are unavailable, the fund may take a temporary defensive posture and invest without limitation in short-term municipal obligations and Taxable Investments. To the extent that the fund holds taxable investments and, under certain market conditions, short-term municipal obligations, the fund may not fully achieve its investment objective.


      INVESTMENT TECHNIQUES


      The fund may employ, among others, the investment techniques described below, which may give rise to taxable income or gain.

      When-Issued Securities. New issues of municipal obligations usually are offered on a when-issued basis, which means that delivery and payment for the municipal obligations normally take place within 45 days after the date of the commitment to purchase. The payment obligation and the interest rate that will be received on the municipal obligations are fixed at the time the buyer enters into the commitment. The fund will make commitments to purchase when-issued municipal obligations only with the intention of acquiring the securities, but may sell these securities before the settlement date if the manager deems it advisable. Any gain realized on the sale would be taxable.

      Stand-By Commitments. The fund may acquire "stand-by commitments" with respect to municipal obligations held in its portfolio. Under a stand-by commitment, a dealer is obligated to repurchase at the fund's option specified securities at a specified price and, in this way, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the party to make payment on demand. The fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes.


      Financial Futures and Options Transactions. To protect against a decline in the value of municipal obligations it owns or an increase in the price of municipal obligations it proposes to purchase in the future, the fund may engage in financial futures and options transactions. The futures contracts or options on futures contracts

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------


that may be entered into by the fund will be restricted to those that are either based on an index of long-term municipal obligations or relate to debt securities the prices of which are anticipated by the manager to correlate with the prices of the municipal obligations owned or to be purchased by the fund. Regulations by the Commodities Futures Trading Commission (the "CFTC") applicable to the fund require that the fund's transactions in futures and options be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the fund's net asset value, after taking into account unrealized profits and unrealized losses on any such contracts.


      An interest rate futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specific debt security at a specified price, date, time and place. The fund may enter into interest rate futures contracts in order to protect against the adverse effect of changing interest rates on its portfolio securities or those to be purchased by the fund.

      The fund may purchase and sell call and put options on interest rate futures contracts that are traded on a United States exchange or board of trade. Unlike the direct investment in a futures contract, an option on an interest rate futures contract gives the purchaser the right, in return for the premium paid, to assume a position in an interest rate futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would be reflected in the net asset value of the fund. The fund may purchase options on interest rate futures contracts to hedge its portfolio securities against the risk of adverse changes in interest rates. The fund will sell options on interest rate futures contracts as part of closing purchase transactions to terminate its options positions.

      The fund anticipates utilizing municipal bond index futures to protect against changes in the market value of the municipal obligations in its portfolio or that it intends to acquire. Municipal bond index futures contracts are based on an index of long-term municipal obligations. The index assigns relative values to the municipal obligations included in the index, and fluctuates with changes in the market value of the municipal obligations. The contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash based upon the difference between the value of the index at the close of the last trading day of the contract and

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

the price at which the index contract was originally written. The acquisition or sale of a municipal bond index futures contract enables the fund to protect its assets from fluctuations in the value of tax-exempt securities without actually buying or selling the securities. The fund may purchase and sell put and call options on municipal bond indexes and municipal bond index futures and enter into closing transactions with respect to those options.


      Lending Portfolio Securities. The fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the manager unless the fund applies for and receives specific authority to do so from the SEC. Loans of the fund's securities, if and when made, may not exceed 33 1/3% of the fund's assets taken at value. The fund's loans of securities will be collateralized by cash, letters of credit or U.S. Government securities that will be maintained at all times in a segregated account with the fund's custodian in an amount at least equal to 100% of the current market value of the loaned securities.


      Repurchase Agreements. The fund may enter into repurchase agreement transactions with member banks of the Federal Reserve System or with certain dealers listed on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the fund would acquire an underlying debt obligation for a relatively short period (usually not more than seven days) subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.


      Year 2000. The investment management services provided to the fund by MMC depend on the smooth functioning of its computer system. Many computer software systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the fund's operations, including the handling of securities trades, pricing and account services. MMC has advised the fund that it has been reviewing all of its computer systems and actively working on necessary changes to its systems to prepare for the year 2000 and expects that its systems will be compliant before that date. In addition, MMC has been advised by the fund's custodian, transfer agent and accounting service agent that they are also in the process of modifying their systems with the same goal. There can, however, be no assurance that MMC, or any other service provider will be successful, or that

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

interaction with other non-complying computer systems will not impair fund services at that time.

      In addition, the ability of issuers to make timely payments of interest and principal or to continue their operations or services may be impaired by the inadequate preparation of their computer systems for the year 2000. This may adversely affect the market values of securities of specific issuers or of securities generally if the inadequacy of preparation is perceived as widespread or as affecting trading markets.

--------------------------------------------------------------------------------
Risk Factors and Special Considerations
--------------------------------------------------------------------------------


      There are various risks associated with an investment in the fund. You should consider whether the fund is an appropriate investment for you. The fund invests substantially all of its assets in municipal obligations, and circumstances or events that affect the value of municipal obligations will affect the fund's net asset value. The fund may invest primarily in lower-rated securities. An investment in these securities has speculative characteristics and involves a substantial risk of loss. While certain risks are discussed elsewhere in this prospectus, the following is intended to provide a summary of the principal risks of an investment in the fund.

Interest rate sensitivity

      o Municipal obligations are fixed-income securities which are sensitive to changes in interest rates. Generally, when interest rates are rising, the value of the fund's fixed-income securities can be expected to decrease. When interest rates are declining, the value of the fund's fixed-income securities can be expected to increase. The fund's net asset value will fluctuate in response to the increasing or decreasing value of the fund's fixed-income securities.

Less liquid markets for some municipal obligations

      o The market for municipal obligations, in particular those that are rated below investment grade or are unrated, may be less liquid than for corporate bonds. Less liquid markets tend to be more volatile and react more negatively to adverse publicity and investor perception than more liquid markets.

Call or prepayment risk

      o Municipal obligations frequently permit their issuers to prepay, call or repurchase the securities from their holders, such as the fund. As a result of declining interest rates, the issuer of a municipal obligation may exercise its prepayment, call or repurchase right on the security, forcing the fund to replace the security with a lower yielding security. This would decrease the return to the fund.

      o If the fund purchased a municipal obligation at a premium, it would experience

--------------------------------------------------------------------------------
Risk Factors and Special Considerations (continued)
--------------------------------------------------------------------------------


a loss of that premium in the event that the issuer of that security exercises its prepayment, call or repurchase right.

Issuer of a municipal obligation defaults or rating is downgraded

      o The issuer of a municipal obligation may not be able to make timely payments of interest and principal because of general economic downturns or adverse allocation of government cost burdens. This could result in a decrease in the fund's net asset value. This risk of default may be greater for private activity bonds or other municipal obligations whose payments are dependent upon a specific source of revenue. Adverse changes in the issuer's financial condition may negatively affect its credit rating or presumed creditworthiness. These developments would adversely affect the market value of the issuer's obligations.


Below investment grade securities

      o The risk of default is greater for lower-rated securities than for investment grade securities. Issuers of below investment grade securities may have difficulty servicing their debt, especially during prolonged economic recessions or periods of rising interest rates. The prices of these securities are volatile and may go down due to market perceptions of deteriorating issuer creditworthiness or economic conditions. Below investment grade securities may become illiquid and hard to value in down markets.

      o Even if the issuer does not actually default, adverse changes in the issuer's financial condition may negatively affect its credit rating presumed creditworthiness. The market value of lower-rated securities is more sensitive to changes in the issuer's financial condition and changes in economic conditions than is the market value of investment grade securities.

      o The issuer of a below investment grade security might declare or be in bankruptcy and the fund could experience loss or delays collecting interest and principal. To enforce its rights to collect principal and interest payments, the fund might be required to incur additional expenses which would reduce its net asset value. The fund may lose some or all of its investment in below investment grade securities upon default or bankruptcy because these securities are generally not secured by collateral.


Issuer of a municipal obligation declares bankruptcy

      o The issuer of a municipal obligation might declare bankruptcy. To enforce its rights to principal and interest, the fund might be required to take possession of and manage the assets securing the issuer's obligation. This may increase the fund's expenses and reduce its net asset value and increase the amount of the fund's distributions that are taxable.

--------------------------------------------------------------------------------
Risk Factors and Special Considerations (continued)
--------------------------------------------------------------------------------


Adverse governmental action

      o The U.S. government has enacted laws that have eliminated, restricted or diminished the income tax exemption on some municipal obligations and it may do so again in the future. If this were to happen, shareholders could receive more of the distributions from the fund that are taxable.

Other

      o The issuer of a municipal obligation may be obligated to redeem the security at face value, but if the fund paid more than face value for the security, the fund may lose money on the security when it is sold.

      o There may be less extensive information available about the financial condition of issuers of municipal obligations than for corporate issuers with publicly traded securities.

When-Issued and Delayed Delivery Transactions

      The fund may use when-issued and delayed delivery transactions to purchase securities. The value of securities purchased in these transactions may decrease before they are delivered to the fund. Also, the yield on securities purchased in these transactions may be higher in the market when the delivery takes place.

Financial Futures and Options

      The fund may use financial futures contracts and options on these contracts to protect the fund from a decline in the price of municipal obligations it owns or an increase in the price of a municipal obligation it plans to buy. There are risks associated with futures and options transaction.

      o Because it is not possible to correlate perfectly the price of the securities being hedged with the price movement in a futures or option contract, it is not possible to provide a perfect offset to losses on the securities. Losses on the fund's security may be greater than gains on the futures or option contract, or losses on the futures or option contract may be greater than gains on the securities subject to the hedge.

      o To compensate for imperfect correlation, the fund may over-hedge or under-hedge by entering into futures contracts or options on futures contracts in dollar amounts greater or lesser than the dollar amounts of the securities being hedged. If market movements are not as anticipated, the fund could lose money from these positions.

      o If the fund hedges against an increase in interest rates, and rates decline instead, the fund will lose all or part of the benefit of the increase in value of the securities it hedged because it will have offsetting losses in its futures or options positions. Also, in order to meet margin requirements, the fund may have to sell securities at a time it

--------------------------------------------------------------------------------
Investment Restrictions
--------------------------------------------------------------------------------


      The fund has adopted certain fundamental investment restrictions that may be changed only with the prior approval of the holders of a majority of the fund's outstanding voting securities. A "majority of the fund's outstanding voting securities" for this purpose means the lesser of (a) 67% or more of the shares of the Fund's common stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (b) more than 50% of the outstanding shares. For a complete listing of the investment restrictions applicable to the fund, see "Investment Restrictions" in the SAI.

      The following are several of the restrictions applicable to the fund. Any percentage limits apply only at the time of purchase or initial investment. The fund is not required to sell securities if the limits are exceeded after the purchase or investment is completed. The fund may not:

      o Borrow money, except for temporary or emergency purposes, and then not in amounts that are greater than 15% of total assets (including the amount borrowed).

      o Buy more securities if the fund has borrowed money in amounts greater than 5% of net assets.

      o Invest more than 25% of total assets in securities of issuers in a single industry. This restriction does not apply to the fund's investments in municipal obligations and U.S. government securities.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------


      The fund's common stock is listed on the NYSE under the symbol "MHF." Salomon Smith Barney intends to buy and sell the fund's shares in order to make a market in the common stock.

      The following table sets forth the high and low sales prices for the fund's common stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period for the two most recent fiscal years and each full fiscal quarter since then.

                  Quarterly High Price            Quarterly Low Price
                  --------------------            -------------------
                                 Premium                           Premium
            Net Asset    NYSE   (Discount)   Net Asset    NYSE    (Discount)
              Value     Price     to NAV       Value     Price      to NAV
================================================================================
1/31/99

10/31/98     9.88      10.1875     3.11%       9.76      9.8125    (0.54%)

7/31/98      9.88      10.125      2.48%       9.78      9.375     (4.14%)

4/30/98      9.93      10.1875     2.59%       9.77      9.500     (2.76%)

1/31/98      9.92      10.2500     3.33%       9.75      9.1875    (5.77%)

10/31/97     9.76      10.0625     3.10%       9.76      9.3750    (3.94%)

7/31/97      9.71      10.0000     2.99%       9.71      9.1250    (6.02%)

4/30/97      9.64       9.5000    (1.45%)      9.47      9.1250    (3.64%)

1/31/97      9.61       9.5000    (1.14%)      9.52      9.0000    (5.46%)
================================================================================

      As of January 29, 1999, the price per share of common stock as quoted on the NYSE was $____, representing a ___% premium from the common stock's net asset value calculated on that day.


      Since the fund's commencement of operations, the fund's common stock has traded in the market at prices that were generally below net asset value.

--------------------------------------------------------------------------------
Management of the Fund
--------------------------------------------------------------------------------

      BOARD OF DIRECTORS


      Overall responsibility for management and supervision of the fund rests with the fund's Board of Directors (Board). The Board approves all significant agreements between the fund and the companies that furnish services to the fund, including agreements with the fund's investment adviser, administrator, custodian and transfer agent. The day-to-day operations of the fund are delegated to the manager. The SAI contains background information regarding each Director and executive officer of the fund.

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------

      INVESTMENT MANAGER AND ADMINISTRATOR


      MMC, located at 388 Greenwich Street, New York, New York 10013, serves as the fund's investment manager. MMC, through its predecessors, has been in the investment counseling business since 1968 and is a registered investment adviser. MMC renders investment advice to a wide variety of individual, institutional and investment company clients that, as of December 31, 1998, had aggregate assets under management in excess of $109 billion. The manager and Salomon Smith Barney are subsidiaries of Citigroup Inc. Citigroup businesses produce a broad range of financial services--asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading--and use diverse channels to make them available to consumer and corporate customers around the world. Among these businesses are Citibank, Commercial Credit, Primerica Financial Services, Salomon Smith Barney, SSBC Asset Management, Travelers Life & Annuity, and Travelers Property Casualty.

      Subject to the supervision and direction of the fund's Board, MMC manages the fund's portfolio in accordance with the fund's investment objective and policies, places orders to purchase and sell securities and employs professional portfolio managers and securities analysts who provide research services to the fund. For its services, MMC is paid a Management Fee at an annual rate of 0.40% of the value of the fund's average daily net assets. In addition, MMC serves as the fund's administrator and is paid an administration fee by the fund that is computed daily and paid monthly at an annual rate of 0.20% of the value of its average daily net assets.


      Transactions on behalf of the fund are allocated to various dealers by MMC in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for research, statistical or other services that enable MMC to supplement its own research and analysis with the views and information of other securities firms. The fund may utilize Salomon Smith Barney or a Salomon Smith Barney-affiliated broker-dealer in connection with a purchase or sale of securities when MMC believes that the charge for the transaction does not exceed usual and customary levels. The same standard applies to the use of Salomon Smith Barney in connection with entering into options and futures contracts. The fund paid no brokerage commissions in the last fiscal year.


      Citigroup is a bank holding company subject to regulation under the Bank Holding Company Act of 1956 (the "BHCA"), the requirements of the Glass-Steagall Act and certain other laws and regulations.

      Salomon Smith Barney and the manager believe that the manager's investment management and administration services and the market-making activities performed by Salomon Smith Barney are not underwriting and are consistent with the BHCA, the Glass-Steagall Act and other federal and state laws applicable to

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------


Citigroup. However, there is little controlling precedent regarding the performance of the combination of investment advisory and administrative activities by subsidiaries of bank holding companies. If Salomon Smith Barney and the manager, or their affiliates, were to be prevented from acting as the manager or administrator, the fund would seek alternative means for obtaining these services. The fund does not expect that shareholders would suffer any adverse financial consequences as a result of any such occurrence.


      PORTFOLIO MANAGEMENT


      Lawrence T. McDermott is a Vice President and Investment Officer of the fund and has served the fund in this capacity since the fund commenced operations in 1988. He manages the day-to-day investment operations of the fund, including making all investment decisions. Mr. McDermott is a Managing Director of Salomon Smith Barney and is the senior asset manager for a number of investment companies and other accounts investing in tax-exempt securities. Prior to August 1993, Mr. McDermott was a Managing Director of Shearson Lehman Advisors.


--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan
--------------------------------------------------------------------------------


      The fund expects to pay monthly dividends of substantially all net investment income to the holders of the common stock. Net investment income is income (including tax-exempt income and accrued original issue discount income) other than net realized capital gains. Under the fund's current policy, which may be changed at any time by its board of directors, the fund's monthly dividends will be paid at a level that reflects the past and projected performance of the fund, which policy over time will result in the distribution of all net investment income of the fund. From time to time, when the fund makes a capital gains distribution, it may do so in lieu of paying its regular monthly dividend. Net income of the fund consists of all interest income accrued on the fund's assets less all expenses of the fund. Expenses of the fund are accrued each day. Net realized capital gains, if any, will be distributed to the shareholders at least once per year.

      Under the fund's Dividend Reinvestment Plan (plan), a shareholder whose shares of common stock are registered in his own name will have all distributions from the fund reinvested automatically by First Data as purchasing agent under the plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in street name) will be reinvested by the broker or nominee in additional shares under the plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own common stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to shareholders who do not participate in the plan will be paid by

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------


check mailed directly to the record holder by or under the direction of First Data as dividend paying agent.

      The number of shares of common stock distributed to participants in the plan in lieu of a cash dividend is determined in the following manner. When the market price of the common stock is equal to or exceeds 98% of the net asset value per share of the common stock on the determination date (generally, the record date for the distribution), plan participants will be issued shares of common stock by the fund at a price equal to the greater of 98% of the net asset value determined as described below under "Net Asset Value" or 95% of the market price of the common stock.

      If the market price of the common stock is less than 98% of the net asset value of the common stock at the time of valuation (which is the close of business on the determination date), or if the fund declares a dividend or capital gains distribution payable only in cash, First Data will buy common stock in the open market, on the AMEX or elsewhere, for the participants' accounts. If following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds 98% of the net asset value of the common stock as of the valuation time, First Data will attempt to terminate purchases in the open market and cause the fund to issue the remaining portion of the dividend or distribution in shares at a price equal to the greater of (a) 98% of the net asset value as of the valuation time or (b) 95% of the then current market price. In this case, the number of shares received by a plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the fund issues the remaining shares. To the extent First Data is unable to stop open market purchases and cause the fund to issue the remaining shares, the average per share purchase price paid by First Data may exceed 98% of the net asset value of the common stock as of the valuation time, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in common stock issued by the fund at 98% of net asset value. First Data will begin to purchase common stock on the open market as soon as practicable after the determination date for the dividend or capital gains distribution, but in no event shall such purchases continue later than 30 days after the payment date for such dividend or distribution, or the record date for a succeeding dividend or distribution, except when necessary to comply with applicable provisions of the federal securities laws.

      First Data maintains all shareholder accounts in the plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common stock in the account of each plan participant will be held by First Data in uncertificated form in the name of the plan participant.

--------------------------------------------------------------------------------
Net Asset Value
--------------------------------------------------------------------------------


      Plan participants are subject to no charge for reinvesting dividends and capital gains distributions under the plan. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the fund. No brokerage charges apply with respect to shares of common stock issued directly by the fund under the plan. Each plan participant will, however, bear a proportionate share of any brokerage commissions actually incurred with respect to any open market purchases made under the plan.

      Experience under the plan may indicate that changes to it are desirable. The fund reserves the right to amend or terminate the plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The plan also may be amended or terminated by First Data, with the fund's prior written consent, on at least 30 days' written notice to plan participants. All correspondence concerning the plan should be directed by mail to First Data Investor Services Group, P.O. Box 8030, Boston, Massachusetts 02266-8030 or by telephone at 1-800-451-2010.

      The fund's net asset value will be calculated as of the close of regular trading on the NYSE, currently 4:00 p.m. New York time, on the last day on which the NYSE is open for trading of each week and month. Net asset value is calculated by dividing the value of the fund's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of common stock outstanding. Investments in U.S. government securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the fund's Board.

      The valuation of the fund's assets is made by MMC after consultation with an independent pricing service approved by the Board. When, in the judgment of the service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the service, no readily obtainable market quotation is available (which may constitute a majority of the fund's portfolio securities), are carried at fair value as determined by the service. The service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the service are reviewed periodically by the officers of the fund under the general supervision and responsibility of the Board, which may replace the service at any time if it determines it to be in the best interests of the fund to do so.

--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------


      The following is a summary of the material federal tax considerations affecting the fund and fund shareholders; please refer to the SAI for further discussion. In addition to the considerations described below and in the SAI, there may be other Federal, state, local or foreign tax applications to consider. Because taxes are a complex matter, you are urged to consult your tax adviser for more detailed information with respect to the tax consequences of any investment.

      The fund has qualified and intends to qualify, so long as such qualification is in the best interests of its shareholders, under subchapter M of the Internal Revenue Code (the "Code") for tax treatment as a regulated investment company. In each taxable year that the fund qualifies, the fund will pay no Federal income tax on its net investment income and short-term and long-term capital gains that are distributed to shareholders. The fund also intends to satisfy conditions that will enable it to pay "exempt-interest dividends" to shareholders. Exempt-interest dividends are generally not subject to regular Federal income taxes but may be considered taxable for state and local income tax purposes, and shares of the fund may also be subject to state and local intagible property taxes.

      Exempt-interest dividends attributable to interest received by the fund on certain private activity bonds will be treated as a specific tax preference item to be included in a shareholder's Federal AMT computation. Under the AMT, corporate shareholders must include 75% of tax-exempt interest as an adjustment ("the current earnings adjustment") in computing corporate minimum taxable income. Exempt-interest dividends derived from the interest earned on private activity bonds will not be exempt from Federal income tax for those shareholders who are "substantial users" (or persons related to "substantial users") of the facilities financed by these bonds.

      Shareholders who receive social security or equivalent railroad retirement benefits should note that exempt-interest dividends are one of the items taken into consideration in determining the amount of these benefits that may be subject to federal income tax.


      The interest expenses incurred by a shareholder on borrowings made to purchase or carry fund shares are not deductible for Federal income tax purposes to the extent related to the exempt-interest dividends received on such shares.


      Dividends paid by the fund from interest income on taxable investments, net realized short-term capital gains, and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds are subject to Federal income tax as ordinary income.

      Distributions, if any, from net realized long-term capital gains are taxable as long-term capital gains, regardless of the length of time a shareholder has owned fund shares.


      Shareholders are required to pay tax on all taxable distributions even if those distributions are automatically reinvested in additional fund shares. None of the divi-

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

dends paid by the fund will qualify for the corporate dividends received deduction. The fund will inform shareholders of the source and tax status of all distributions, including their eligibility for the reduced maximum 20% capital gains tax rate, promptly after the close of each calendar year.


      The fund is required to withhold ("backup withholding") 31% of all taxable dividends, capital gain distributions, and the proceeds of any repurchase, regardless of whether gain or loss is realized upon the repurchase, for shareholders who do not provide the fund with a correct taxpayer identification number (social security or employer identification number). Withholding from the proceeds of open-market sales and from taxable dividends and capital gain distributions also is required for shareholders who otherwise are subject to backup withholding. Any tax withheld as a result of backup withholding does not constitute an additional tax, and may be claimed as a credit on the shareholders' Federal income tax return.


--------------------------------------------------------------------------------
Description of Common Stock
--------------------------------------------------------------------------------


                                                        Amount
                                                      Outstanding
                                                  Exclusive of Shares
                                 Amount Held     Held by Fund for its
                    Amount    by Fund for its         Own Account
 Title of Class   Authorized    Own Account      as of January 6, 1999
================================================================================
     Common      500,000,000          0              20,319,365.535
      Stock         Shares
================================================================================

      No shares of common stock, other than those currently outstanding, are offered for sale pursuant to this prospectus. All shares of common stock are equal as to earnings, assets, dividends and voting privileges and, when issued, will be fully paid and non-assessable. Shares of common stock are subject to no conversion, preemptive or other subscription rights. In the event of liquidation, each share of common stock is entitled to its proportion of the fund's assets after debts and expenses. Shareholders are entitled to one vote per share and do not have cumulative voting rights. A majority of the votes cast at any meeting of shareholders is sufficient to take or authorize action, except for election of Directors or as otherwise provided in the fund's Articles of Incorporation as described under "Certain Provisions of the Articles of Incorporation and Market Discount."

      Under the rules of the NYSE applicable to listed companies, the fund is required to hold an annual meeting of shareholders in each year. If the fund's shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the fund may decide not to hold annual meetings of shareholders. See "Certain Provisions of the Articles of Incorporation and Market Discount."

--------------------------------------------------------------------------------
Description of Common Stock (continued)
--------------------------------------------------------------------------------


      The fund has no current intention of offering additional shares, except that additional shares may be issued under the Plan. See "Dividends and Distributions; Dividend Reinvestment Plan." Other offerings of shares, if made, will require approval of the fund's Board and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then-current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing shareholders or with the consent of a majority of the fund's outstanding shares.


--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and Market Discount
--------------------------------------------------------------------------------


      The fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the fund or to change the composition of its Board and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the fund. The Board is divided into three classes, each having a term of three years. At the annual meeting of shareholders in each year, the term of one class expires. This provision could delay for up to two years the replacement of a majority of Directors. The Articles of Incorporation specify the maximum number of Directors. A Director may be removed from office or the maximum number of Directors increased only by vote of the holders of at least 75% of the shares of the fund entitled to be voted on the matter.


      The Articles of Incorporation require the favorable vote of the holders of at least 75% of the shares of the fund then entitled to be voted to approve, adopt or authorize the following:

      (i) merger or consolidation or statutory share exchange of the fund with or into another corporation;

      (ii) sale of all or substantially all of the fund's assets (other than in the regular course of the fund's investment activities); or

      (iii) liquidation of the fund;

unless the action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the fund's By-Laws, in which case the affirmative vote of a majority of the outstanding shares is required. Conversion of the fund to an open-end investment company would require an amendment to the Articles of Incorporation. Such an amendment would require the affirmative vote of the holders of a majority of the shares entitled to vote on the matter. Such a vote also would satisfy a separate requirement in the 1940 Act that the change be approved by the shareholders. At any time, the amendment would

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and Market Discount (continued)
--------------------------------------------------------------------------------


have to be declared advisable by the Board prior to its submission to shareholders. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charges that might be in effect at the time of a redemption.

      The Board has determined that the 75% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act and can only be changed by a similar 75% vote, are in the best interests of shareholders generally. Reference should be made to the Articles of Incorporation on file with the SEC for the full text of these provisions.

      MARKET DISCOUNT

      Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, or in some cases trade at a premium. Shares of closed-end investment companies investing primarily in fixed-income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions and other factors beyond the control of the fund. As a result, the market price of the fund's shares may be greater or less than the net asset value. Since the commencement of the fund's operations, the fund's shares have traded in the market at prices that were at times equal to, but generally were below, net asset value.

      Some closed-end investment companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value.

      The fund's Board of directors has seen no reason to adopt any of the steps specified above, which some other closed-end funds have used to address the discount. The experience of many closed-end funds suggests that the effect of many of these steps (other than open-ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the fund's shares to trade at a price equal to their net asset value. The manager may voluntarily waive its fees from time to time in order to increase the fund's dividend yield in an effort to reduce the discount. Any such waiver may be terminated at any time, and there can be no assurance that such actions would be successful at reducing the discount.

--------------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan
--------------------------------------------------------------------------------

      PNC Bank, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103 acts as custodian of the fund's investments. First Data, One Exchange Place, Boston, Massachusetts 02109, acts as the fund's transfer agent, dividend paying agent, registrar and as agent under the Plan.

--------------------------------------------------------------------------------
Independent Auditors
--------------------------------------------------------------------------------


      The audited financial statements have been incorporated by reference in the SAI in reliance upon the report of KPMG LLP, independent auditors.


--------------------------------------------------------------------------------
Further Information
--------------------------------------------------------------------------------

      Further information concerning the common stock and the fund may be found in the Registration Statement, of which this prospectus and the SAI constitute a part, on file with the SEC.

--------------------------------------------------------------------------------
Appendix
--------------------------------------------------------------------------------

      TYPES OF MUNICIPAL OBLIGATIONS

The fund may invest in the following types of municipal obligations and in such other types of municipal obligations as become available in the market from time to time.

      MUNICIPAL BONDS

      Municipal bonds are debt obligations issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or from another specific source, such as the user of the facility being financed. Certain municipal bonds are "moral obligation" issues, which normally are issued by special purpose public authorities. In the case of such issues, an express or implied "moral obligation" of a related government unit is pledged to the payment of the debt service but is usually subject to annual budget appropriations.

      INDUSTRIAL DEVELOPMENT AND PRIVATE ACTIVITY BONDS

      Industrial development bonds ("IDBs") and private activity bonds ("PABs") are municipal bonds issued by or on behalf of public authorities to finance various privately operated facilities, such as airports or pollution control facilities. IDBs and PABs are generally revenue bonds and thus are not payable from the unrestricted revenue of the issuer. The credit quality of IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed.

      MUNICIPAL LEASE OBLIGATIONS

      Municipal lease obligations are municipal obligations that may take the form of leases, installment purchase contracts or conditional sales contracts, or certificates of participation with respect to such contracts or leases. Municipal lease obligations are issued by state and local governments and authorities to purchase land or various types of equipment and facilities. Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, they ordinarily are backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. The leases underlying certain municipal obligations, however, provide that lease payments are subject to partial or full abatement if, because of material damage or destruction of the leased property, there is substantial interference with the lessee's use or occupancy of such property. This "abatement risk" may be reduced by the existence of insurance covering the leased property, the maintenance by the lessee of reserve funds or the provision of credit enhancements such as letters of credit.

--------------------------------------------------------------------------------
Appendix (continued)
--------------------------------------------------------------------------------

      The liquidity of municipal lease obligations varies. Certain municipal lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, the fund's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition of the property in the event of foreclosure might prove difficult. The fund will not invest more than 10% of its assets in such "non-appropriation" municipal lease obligations. There is no limitation on the fund's ability to invest in other municipal lease obligations.

      ZERO COUPON OBLIGATIONS

      The fund may invest up to 25% of its total assets in zero coupon municipal obligations. Such obligations include "pure zero" obligations, which pay no interest for their entire life (either because they bear no stated rate of interest or because their stated rate of interest is not payable until maturity), and "zero/fixed" obligations, which pay no interest for an initial period and thereafter pay interest currently. Zero coupon obligations also include securities representing the principal-only components of municipal obligations from which the interest components have been stripped and sold separately by the holders of the underlying municipal obligations. Zero coupon securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations in market value in response to changing rates than obligations of comparable maturities that make current distributions of interest. While zero coupon municipal obligations will not contribute to the cash available to the fund for purposes of paying dividends to stockholders, MMC believes that limited investments in such securities may facilitate the fund's ability to preserve capital while generating tax-free income through the accrual of original issue discount. Zero coupon municipal obligations generally are liquid, although such liquidity may be reduced from time to time due to interest rate volatility and other factors.

      FLOATING-RATE OBLIGATIONS

      The fund also may purchase floating- and variable-rate municipal notes and bonds, which frequently permit the holder to demand payment of principal at any time, or at specified intervals, and permit the issuer to prepay principal, plus accrued interest, at its discretion after a specified notice period. The issuer's obligations under the demand feature of such notes and bonds generally are secured by bank letters of credit or other credit support arrangements. There frequently will be no secondary market for variableand floating-rate obligations held by the fund, although the fund may be able to obtain payment of principal at face value by exercising the demand feature of the obligation.

--------------------------------------------------------------------------------
Appendix (continued)
--------------------------------------------------------------------------------

      PARTICIPATION INTERESTS

      The fund may invest in participation interests in municipal bonds, including IDBs, PABs and floating- and variable-rate securities. A participation interest gives the fund an undivided interest in a municipal bond owned by a bank. The fund has the right to sell the instrument back to the bank. Such right is generally backed by the bank's irrevocable letter of credit or guarantee and permits the fund to draw on the letter of credit on demand, after specified notice, for all or any part of the principal amount of the fund's participation interest plus accrued interest. Generally, the fund intends to exercise due demand under the letters of credit or other guarantees only upon a default under the terms of the underlying bond, or to maintain the fund's portfolio in accordance with its investment objective and policies. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors. MMC will monitor the pricing, quality and liquidity of the participation interests held by the fund, and the credit standing of banks issuing letters of credit or guarantees supporting such participation interests on the basis of published financial information reports of rating services and bank analytical services.

      CUSTODIAL RECEIPTS


      The fund may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain municipal obligations. The underwriter of these certificates or receipts typically purchases municipal obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same economic attributes as zero coupon municipal obligations described herein. Although under the terms of a custodial receipt the fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the fund could be required to assert through the custodian bank those rights that may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal or interest when due, the fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid, and income earned by the fund could be taxable.

                                                            SALOMON SMITH BARNEY
                                                    ----------------------------
                                                    A member of citigroup [LOGO]


                                                        Municipal
                                                        High Income
                                                        Fund Inc.

                                                        388 Greenwich Street
                                                        New York, New York 10013

                                                        Common Stock

All dealers effecting transactions in the fund's securities, whether or not participating in this distribution, may be required to give investors a prospectus.

If someone makes a statement about the fund that is not in this prospectus, you should not rely upon that information. This prospectus does not offer any security other than the fund's shares of common stock. Neither the fund nor Salomon Smith Barney is offering to sell shares of the fund to any person to whom the fund may not lawfully sell its shares.

The fund will publish a supplement to the prospectus if there are any material changes in its business after the date of this prospectus.



PART B

MUNICIPAL HIGH INCOME FUND

388 Greenwich Street
New York, New York  10013
(212) 723-9218

STATEMENT OF ADDITIONAL INFORMATION
February 26, 1999

	Municipal High Income Fund Inc. (the "fund") is a diversified, closed-end management investment company. The fund's investment objective is to achieve high tax-exempt current income by investing primarily in a variety of obligations issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multi-state agencies or authorities ("municipal obligations"). No assurance can be given that the fund will be able to achieve its investment objective. Mutual Management Corp., formerly known as Smith Barney Mutual Funds Management Inc. ("MMC") serves as investment manager of the fund.

This Statement of Additional Information ("SAI") is not a prospectus and should be read only in conjunction with the fund's Prospectus, dated February 26, 1999 (the "Prospectus"). A copy of the Prospectus may be obtained by calling any Salomon Smith Barney Financial Consultant or by writing or calling the fund at the address or telephone number set forth above. This SAI, although not itself a prospectus, is incorporated by reference into the Prospectus in its entirety.

	No person has been authorized to give any information or to make any representations not contained in the Prospectus or this SAI and, if given or made, such information or representations must not be relied upon as having been authorized by the fund or the fund's investment adviser. The Prospectus and this SAI do not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of common stock. The Prospectus and this SAI do not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the fund since the date hereof. If any material change occurs while the Prospectus is required by law to be delivered, however, the Prospectus or this SAI will be supplemented or amended accordingly.
CONTENTS
Investment Objective and Policies (see in the Prospectus
"Appendix")
2
Directors and Officers (see in the Prospectus "Management of the
Fund")
11
Investment Manager and Administrator
14
Portfolio Transactions and Turnover
15
Valuation of Shares (see in the Prospectus "Net Asset Value")
16
Stock Purchases and Tenders (see in the Prospectus "Certain
Provisions of the Articles of Incorporation" and "Description of Common Stock")

16
Taxes (see in the Prospectus "Taxation")
17
Additional Information
20
Financial Statements
20
Appendix
A-1
INVESTMENT OBJECTIVE AND POLICIES



General
	The Prospectus discusses the fund's investment objective and the policies it employs to achieve that objective. The following discussion supplements the description of the fund's investment policies in the Prospectus. The fund's investment objective is high tax-exempt current income. The fund's investment objective may not be changed without the affirmative vote of the holders of a "majority of the fund's outstanding voting securities", as defined in the Investment Company
Act of 1940, as amended (the "1940 Act"). No assurance can be given that the fund's investment objective will be achieved. As described in the Prospectus, the fund will seek to invest substantially all of its assets in municipal obligations and, under normal conditions, at least 80% of the fund's assets will be invested in municipal obligations. In determining whether the fund should invest in particular municipal obligations, MMC will consider factors such as: the price, coupon and yield to maturity; MMC's assessment of the credit quality of the issuer; the issuer's available cash flow and the related coverage ratios; the property, if any, securing the obligation; and the terms of the municipal obligations, including the subordination, default, sinking fund and early redemption provisions, if any. MMC will also review, in considering particular securities for investment by the fund, the ratings, if any, assigned to the securities by Moody's, S&P, Fitch or other nationally recognized statistical rating organizations ("NRSROs"). The ratings of Moody's, S&P, Fitch and other NRSROs represent their opinions as to the quality of the municipal obligations that they undertake to rate; the ratings are relative and subjective and are not absolute standards of quality. MMC's judgment as to credit quality of a municipal obligation may, thus, differ from that suggested by the ratings published by an NRSRO. The Appendix to this SAI contains information concerning the ratings of Moody's, S&P and Fitch and their significance.

	The fund will not invest in municipal obligations that are rated lower than Ba, MIG 1/VMIG 1 or P-2 by Moody's or BB, SP-1 or A-1 by S&P or BB by Fitch. The fund may invest in unrated municipal obligations that, in the judgment of MMC, are of comparable quality to rated securities in which the fund may invest. The fund is not subject to any limit on the amount of assets that it may invest in municipal obligations rated Ba by Moody's or BB by S&P or in unrated municipal obligations that are of comparable quality. Municipal obligations rated Ba by Moody's are regarded as having speculative elements while municipal obligations rated BB by S&P are regarded as having predominantly speculative characteristics with respect of capacity to pay interest and repay principal. Special risks associated with these low-rated and unrated securities are described below (and in the Prospectus) under "Risk Factors and Special Considerations."

	The fund will generally invest in long-term municipal obligations. Thus, under normal market conditions, the weighted average maturity of the fund's portfolio is expected to exceed ten years. The fund may invest without limit in municipal obligations that are repayable out of revenue streams generated from economically related projects or facilities. Sizable investments in those obligations could involve an increased risk to the fund should any of the related projects or facilities experience financial difficulties.

Illiquid and Non-Public Securities

	The fund is not restricted in its ability to purchase securities as to which a liquid trading market does not exist. These illiquid securities may include securities for which market quotations are not readily available, certain municipal leases, time deposits and repurchase agreements maturing in more than seven days, options traded in the over-the-counter market and securities used to cover these options. Special risks associated with investing in illiquid securities are described below under "Risk Factors and Special Considerations."

	The fund may invest up to 30% of its assets in non-publicly traded municipal obligations. MMC believes that these securities, which may be considered speculative, often provide attractive high yields.
Investment in non-publicly traded securities involves certain risks, which are described below under "Risk Factors and Special
Considerations."

The fund may invest without limit in municipal obligations that are tax-exempt "private activity bonds," as defined in the Internal Revenue Code of 1986 (the "Code"), which are in most cases revenue bonds and generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by or payable from funds provided by the corporate entity on whose behalf they are issued. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for purposes of the Federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a Federal alternative minimum tax to the extent the Fund's dividends are derived from interest on these bonds, and a corporate shareholder's liability for alternative minimum tax may also be increased by tax-exempt dividends derived from interest on the fund's tax-exempt obligations that are not private activity bonds. See "Taxes." Private activity bonds held by the fund are included in the term "municipal obligations" for purposes of determining compliance with the 80% limitation described above.

Municipal Leases and Zero Coupon Securities

	Among the municipal obligations in which the fund may invest are municipal leases and zero coupon securities. Municipal leases, which are generally participations in intermediate- and short-term obligations issued by municipalities consisting of leases or installment purchase contracts for property or equipment, are subject to special risks described below under "Risk Factors and Special Considerations." The fund may invest up to 25% of its assets in zero coupon municipal obligations. A zero coupon Municipal Obligation is an obligation that does not pay interest currently for its entire life (a "Pure Zero Coupon Municipal Obligation") or for some initial period, following which interest is paid currently (a "Zero/Fixed Interest Municipal Obligation"). In the case of a Pure Zero Coupon Municipal Obligation, the failure to pay interest currently may result from the obligation's having no stated interest rate, in which case the municipal obligation pays only principal at maturity and is sold at a discount. The value to the investor of a Zero Coupon Municipal Obligation consists of the economic accretion either of the difference between the purchase price and the nominal principal amount (if no interest is stated to accrue) or of accrued, unpaid interest during the municipal obligation's life or payment deferral period.

Floating and Variable Rate Demand Notes

	The fund may purchase floating and variable rate demand notes, which are tax-exempt obligations normally having a stated maturity in excess of one year, but which permit the holder to demand payment of principal at any time, or at specified intervals. The issuer of these notes normally has a corresponding right, after a given period, to prepay at its discretion the outstanding principal amount of the notes plus accrued interest upon a specified number of days' notice to the noteholders. The interest rate on a floating rate demand note is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time the rate is adjusted. The interest rate on a variable rate demand note is adjusted automatically at specified intervals. Frequently, floating and variable rate obligations are secured by letters of credit or other credit support arrangements provided by banks. Use of letters of credit or other credit support arrangements will not adversely affect the tax-exempt status of these obligations. Because they are direct lending arrangements between the lender and borrower, floating and variable rate notes will generally not be traded. In addition, no secondary market generally exists for these notes, although they are putable at face value. For these reasons, when floating and variable rate notes held by the fund are not secured by letters of credit or other credit support arrangements, the fund's right to demand payment is dependent on the ability of the borrower to pay principal and interest on demand. MMC, on behalf of the fund, will consider the creditworthiness of the issuers of floating and variable rate demand notes in the fund's portfolio on an ongoing basis. The fund may purchase from financial institutions tax-exempt participation interests in municipal obligations (such as private activity bonds and municipal lease/purchase agreements). A participation interest gives the fund an undivided interest in the municipal obligation in the proportion that the fund's participation interest bears to the total amount of the municipal obligation. These instruments may have floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the fund's Board of Directors (the "Board") has determined meets certain quality standards or the payment obligation otherwise will be collateralized by obligations of the United States government and its agencies and instrumentalities ("Government Securities"). For certain participation interests, the fund will have the right to demand payment, on a specified number of days' notice, for all or any part of the fund's participation interest in the municipal obligation, plus accrued interest. The fund intends to exercise its right with respect to these instruments to demand payment only upon a default under the terms of the municipal obligation or to maintain or improve the quality of the investment portfolio.

Taxable Investments
	Under normal conditions, the fund may hold up to 20% of its assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable Investments").

	Money market instruments in which the fund may invest include:
Government Securities; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic or foreign banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than A-1 by S&P or P-2 by Moody's or the equivalent from another NRSRO or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements.

	The fund will invest in an obligation of a foreign bank or foreign branch of a United States bank only if MMC determines that the obligation presents minimal credit risks. Obligations of foreign banks or foreign branches of United States banks in which the fund will invest may be traded in the United States or outside the United States, but denominated in United States dollars. These obligations entail risks that are different from those of investments in obligations of United States banks. These risks include foreign economic and political developments, foreign governmental restrictions that may adversely affect payment of principal and interest on the obligations, foreign exchange controls and foreign withholding or other taxes on income. Foreign branches of domestic banks are not necessarily subject to the same or similar regulatory requirements that apply to domestic banks, such as mandatory reserve requirements, loan limitations, and accounting, auditing and financial record-keeping requirements. In addition, less information may be publicly available about a foreign branch of a domestic bank than about a domestic bank.

	Government Securities in which the fund may invest include direct obligations of the United States Treasury and obligations issued by United States government agencies and instrumentalities. Included among direct obligations of the United States are Treasury Bills, Treasury Notes and Treasury Bonds, which differ principally in terms of their maturities. Included among the securities issued by those agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the United States Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds). The fund may enter into repurchase agreement transactions with member banks of the Federal Reserve System or with certain dealers listed on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the fund would acquire an underlying debt obligation for a relatively short period (usually not more than seven days) subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.

Investment Techniques
	The fund may employ, among others, the investment techniques described below, which may give rise to taxable income or gain.

	When-Issued Securities. New issues of municipal obligations usually are offered on a when-issued basis, which means that delivery and payment for the municipal obligations normally take place within 45 days after the date of the commitment to purchase. The payment obligation and the interest rate that will be received on the municipal obligations are fixed at the time the buyer enters into the commitment. The fund will make commitments to purchase when-issued municipal obligations only with the intention of acquiring the securities, but may sell these securities before the settlement date, if MMC deems it advisable. Any gain realized on the sale would be taxable.

	Stand-By Commitments. The fund may acquire "stand-by commitments" with respect to municipal obligations held in its portfolio. Under a stand-by commitment, a dealer is obligated to repurchase at the fund's option specified securities at a specified price and, in this way, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The fund anticipates that stand-by commitments will be available from brokers, dealers and banks without the payment of any direct or indirect consideration. The fund may pay for stand-by commitments if payment were deemed necessary, thus, increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing the security's yield to investors.

	Financial Futures and Options Transactions. To protect against a decline in the value of municipal obligations it owns or an increase in the price of municipal obligations it proposes to purchase in the future, the fund may engage in financial futures and options transactions. The futures contracts or options on futures contracts that may be entered into by the fund will be restricted to those that are either based on an index of long-term municipal obligations or relate to debt securities the prices of which are anticipated by MMC to correlate with the prices of the municipal obligations owned or to be purchased by the fund.

	In entering into a futures contract, the fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 5% of the contract amount. This amount is subject to change by the exchange or board of trade on which the contract is traded and members of the exchange or board of trade may charge a higher amount. This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract that is returned to the fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. In accordance with a process known as "marking-to-market," subsequent payments, known as "variation margin," to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable. At any time prior to the expiration of a futures contract, the fund may elect to close the position by taking an opposite position, which will operate to terminate the fund's existing position in the contract. An interest rate futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specific debt security at a specified price, date, time and place. The fund may enter into interest rate futures contracts in order to protect against the adverse effect of changing interest rates on its portfolio securities or those to be purchased by the fund.

	The fund may purchase and sell call and put options on interest rate futures contracts that are traded on a United States exchange or board of trade. Unlike the direct investment in a futures contract, an option on an interest rate futures contract gives the purchaser the right, in return for the premium paid, to assume a position in an interest rate futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs).
The value of the option may change daily and that change would be reflected in the net asset value of the fund. The fund may purchase options on interest rate futures contracts to hedge its portfolio securities against the risk of adverse changes in interest rates. The fund will sell options on interest rate futures contracts as part of closing purchase transactions to terminate its options positions.

The fund anticipates utilizing municipal bond index futures to protect against changes in the market value of the municipal obligations in its portfolio or that it intends to acquire. Municipal bond index futures contracts are based on an index of long-term municipal obligations. The index assigns relative values to the municipal obligations included in the index, and fluctuates with changes in the market value of the municipal obligations. The contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash based upon the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. The acquisition or sale of a municipal bond index futures contract enables the fund to protect its assets from fluctuations in the value of tax-exempt securities without actually buying or selling the securities. The fund may purchase and sell put and call options on municipal bond indexes and municipal bond index futures and enter into closing transactions with respect to those options.

	Regulations of the Commodity Futures Trading Commission (the "CFTC") applicable to the fund require that its transactions in futures and options on futures be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that the aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the fund's net asset value, after taking into account unrealized profits and unrealized losses on any such contracts. In addition, the fund will maintain cash and cash equivalents in a segregated account in an amount at least equal to the commodity value of each long futures or options position less any accrued profit on those positions held by a futures commission merchant. The fund's ability to trade in futures and options on futures may be limited to some extent by the requirements of the Code applicable to a regulated investment company described below under "Taxes."

	Lending Portfolio Securities. The fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of MMC unless the fund applies for and receives specific authority to do so from the Securities and Exchange Commission ("SEC"). Loans of the fund's securities, if and when made, may not exceed 33 1/3% of the fund's assets taken at value. The fund's loans of securities will be collateralized by cash, letters of credit or Government Securities that will be maintained at all times in a segregated account with the fund's custodian in an amount at least equal to the current market value of the loaned securities. From time to time, the fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the fund and that is acting as a "finder."

	By lending its portfolio securities, the fund can increase its income by continuing to receive interest on the loaned securities as well as by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when Government Securities are used as collateral. The fund will adhere to the following conditions whenever it lends its securities: (1) the fund must receive at least 100% cash collateral or equivalent securities from the borrower, which will be maintained by daily marking-to-market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the fund must be able to terminate the loan at any time; (4) the fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the fund may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the fund must terminate the loan and regain the fund's right to vote the securities.

Risk Factors and Special Considerations
	Investment in the fund involves risk factors and special considerations, such as those described below:

	Municipal obligations. Even though interest-bearing securities are investments that promise a stable stream of income, their prices are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of municipal obligations with longer remaining maturities typically fluctuate more than those of similarly rated municipal obligations with shorter remaining maturities. The values of fixed income securities also may be affected by changes in the rating or financial condition of the issuing entities.

	Low-rated and Unrated municipal obligations. Although they may offer higher current yields than do higher rated securities, low-rated and unrated securities generally involve greater volatility of price and risk of principal and income, including the possibility of default by, or bankruptcy of, the issuers of the securities; the fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. Lower-rated and unrated securities held by the fund may be subordinated to the prior payment of senior indebtedness and traded in markets that may be relatively less liquid than the market for higher rated securities. Moreover, because dealers may not maintain daily markets in municipal obligations, retail secondary markets for many of these securities may not exist. The fund anticipates that, if a secondary market for securities it wished to sell did not exist, the fund could sell the securities only to institutional investors. The existence of limited markets for particular securities may diminish the fund's ability to sell low-rated or unrated municipal obligations at fair value to respond to changes in the economy or in the financial markets.

	Municipal Leases. Municipal leases in which the fund may invest have special risks not normally associated with municipal obligations. These obligations frequently contain "non-appropriation" clauses that provide that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for that purpose by the legislative body on a yearly or other periodic basis. Moreover, although a municipal lease will be secured by financed equipment, the disposition of the equipment in the event of foreclosure might prove difficult. In order to limit the risks, the fund will purchase either: (a) municipal leases rated in the four highest categories by Moody's or S&P or (b) unrated municipal leases purchased principally from domestic banks or other responsible third parties that have entered into an agreement with the fund providing the seller will either remarket or repurchase the municipal leases within a short period after demand by the fund. The fund will not invest more than 10% of its assets in lease obligations that contain "non-appropriation" clauses and will purchase those "non-appropriation" lease obligations only when the lease payments will commence amortization of principal at an early date resulting in an average life of seven years or less for the lease obligation.

	Non-Publicly Traded Securities. The sale of securities that are not traded publicly is typically restricted under the Federal securities laws. As a result, the fund may be forced to sell these securities at less than fair market value or may not be able to sell when MMC believes it desirable to do so.

	Illiquid Securities. The fund's investments in illiquid securities are subject to the risk that should the fund desire to sell any of these securities when a ready buyer is not available at a price the fund deems representative of their value, the value of the fund's net assets could be adversely affected.

	Potential Legislation. In past years, the Federal government has enacted various laws that have restricted or diminished the income tax exemption on various types of municipal obligations and may enact other similar laws in the future. If any such laws were enacted that would reduce the availability of municipal obligations for investment by the fund so as to affect fund shareholders adversely, the fund would reevaluate its investment objective and policies and might submit possible changes in the fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of municipal obligation as taxable for Federal income tax purposes, the fund would treat the security as a permissible Taxable Investment within the applicable limits set forth in the Prospectus and this SAI.

	Organization of the fund. The fund is a closed-end investment company. Shares of closed-end investment companies frequently trade at a discount from net asset value. Since the fund's commencement of operations, the fund's common stock has generally traded at a slight discount from its net asset value per share. The market value of municipal obligations (and, accordingly, the fund's net asset value) generally increases when interest rates decline and decreases when interest rates rise. Whether investors will realize gains or losses upon the sale of common stock will not depend upon the fund's net asset value, but will depend entirely upon whether the market price of the common stock at the time of sale is above or below the original purchase price for the shares. Since the market price of the fund's common stock will be determined by such factors as relative demand for and supply of such shares in the market, general market and economic conditions and other factors beyond the control of the fund, the fund cannot predict whether the common stock will trade at, below or above net asset value. For that reason, shares of the fund's common stock are designed primarily for long-term investors, and investors in the fund's common stock should not view the fund as a vehicle for trading purposes.

	Repurchase Agreements. Repurchase agreements could involve certain risks in the event of default or insolvency of the seller, including possible delays or restrictions upon the fund's ability to dispose of the underlying securities. In evaluating these potential risks, MMC, acting under the supervision of the fund's Board of Directors, and on an ongoing basis, monitors (1) the value of the collateral underlying each repurchase agreement of the fund to ensure that the value is at least equal to the total amount of the purchase obligation, including interest, and (2) the creditworthiness of the banks and dealers with which the fund enters into repurchase agreements.

	When-Issued Securities. Municipal obligations purchased on a when-issued basis and the securities held in the fund's portfolio are generally subject to changes in value (both generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Municipal obligations purchased on a when-issued basis may expose the fund to risk because they may experience these fluctuations prior to their actual delivery. The fund will not accrue income with respect to a when-issued security prior to its stated delivery rate. Purchasing municipal obligations on a when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. A segregated account of the fund consisting of cash or liquid securities equal at all times to the amount of the when-issued commitments will be established and maintained with the fund's custodian.

	Financial Futures and Options. Although the fund intends to enter into futures or options contracts only if an active market exists for the contracts, no assurance can be given that an active market will exist for the contracts at any particular time. If it is not possible to close a futures position in anticipation of adverse price movements, the fund would be required to make daily cash payments of variation margin. In those circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may offset partially or completely losses on the futures contract. No assurance can be given, however, that the price of the securities being hedged will correlate with the price movements in a futures contract and, thus, provide an offset to losses on the futures contract or option on the futures contract. In addition, in light of the risk of an imperfect correlation between securities in the fund's portfolio that are the subject of a hedging transaction and the futures or options contract used as a hedging device, the hedge may not be fully effective because, for example, losses on the portfolio securities may be in excess of gains on the futures contract or losses on the futures contract may be in excess of gains on the portfolio securities that were the subject of the hedge. In an effort to compensate for the imperfect correlation of movements in the price of the securities being hedged and movements in the price of futures contracts, the fund may enter into futures contracts or options on futures contracts in a greater or lesser dollar amount than the dollar amount of the securities being hedged if the historical volatility of the futures contract has been less or greater than that of the securities. This "over hedging" or "under hedging" may adversely affect the fund's net investment results if market movements are not as anticipated when the hedge is established.

	If the fund has hedged against the possibility of an increase in interest rates adversely affecting the value of securities held in its portfolio and rates decrease instead, the fund will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures or options positions. In addition, in those situations, if the fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements on the futures contracts at a time when it may be disadvantageous to do so. These sales of securities may, but will not necessarily, be at increased prices that reflect the decline in interest rates.

Investment Restrictions
	The fund has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the fund's outstanding voting securities. A "majority of the fund's outstanding voting securities" for this purpose means the lesser of (a) 67% or more of the shares of the fund's common stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or
(b) more than 50% of the outstanding shares. For purposes of the restrictions listed below, all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations does not require elimination of any security from the fund's portfolio.

	Under its fundamental restrictions, the fund may not:

1.	Purchase securities other than municipal obligations and
Taxable Investments as those terms are described in the Prospectus.

2.	Purchase securities (other than Government Securities) of any issuer if as a result of the purchase more than 5% of the value of the fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the fund's total assets may be invested without regard to this 5% limitation.

3.	Purchase more than 10% of the voting securities of any one
issuer, except that this limitation is not applicable to the fund's investments in Government Securities.

4.	Borrow money, except for temporary or emergency purposes, or for clearance of transactions, in amounts not exceeding 15% of its total assets (not including the amount borrowed) and as otherwise described in the Prospectus. When the fund's borrowings exceed 5% of the value of its total assets, the fund will not make any additional investments.

5.	Sell securities short or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions, but the fund may make margin deposits in connection with transactions in options, futures and options on futures.

6.	Underwrite any issue of securities, except to the extent that the purchase of municipal obligations may be deemed to be an underwriting.

7.	Purchase, hold or deal in real estate or oil and gas interests, except that the fund may invest in municipal obligations secured by real estate or interests in real estate.

8.	Invest in commodities, except that the fund may enter into
futures contracts, including those relating to indexes, and options on futures contracts or indexes, as described in the Prospectus.

9.	Lend any funds or other assets, except through purchasing
municipal obligations or Taxable Investments, lending portfolio securities and entering into repurchase agreements consistent with the fund's investment objective.

10.	Issue senior securities.

11.	Invest more than 25% of its total assets in the
securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of municipal obligations and Government Securities. For purposes of this restriction, industrial development bonds, with respect to which the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."

12.	Make any investments for the purpose of exercising
control or management of any company.

DIRECTORS AND OFFICERS
	The overall management of the business and affairs of the fund is vested in its Board of Directors. The Board of Directors approves all significant agreements between the fund and persons or companies furnishing services to it, including the fund's agreements with MMC, the fund's custodian, transfer agent, dividend paying agent, registrar and plan agent. The day-to-day operations of the fund are delegated to its officers and to MMC, subject always to investment objective and policies of the fund and to general supervision by the fund's Board of Directors. The directors and officers of the fund, their addresses and their principal occupations for at least the past five years are set forth below:



Name and Address
Position Held
with the fund
Principal Occupations
During the Past Five Years
*+Heath B. McLendon
(65)
388 Greenwich Street
New York NY 10013

Chairman of
the Board,
Chief
Executive
Officer and
President
Managing Director of Salomon
Smith Barney Inc.; President and
Director of MMC; President and
Director of Travelers Advisers,
Inc. ("TIA"); Chairman of
Salomon Smith Barney Strategy
Advisers Inc.

+Martin Brody (77)
c/o HMK Associates
30 Columbia Turnpike
Florham Park, NJ
07932

Director
Consultant, HMK Associates;
Retired Vice Chairman of the
Board of Restaurant Associates
Corp.; Director of Jaclyn, Inc.
+Allan J. Bloostein
(69)
717 Fifth Avenue
21st Floor
New York, NY 10022

Director
President, Allan J. Bloostein
Associates, Consultant and
retired Vice Chairman of the
Board of May Department Stores
Company; Director of Taubman
Centers, Inc. and CVS
Corporation.

+Dwight B. Crane (61)
Harvard Business
School
Soldiers Field Road
Boston, MA 02163

Director
Professor, Harvard Business
School.

+Robert A. Frankel
(71)
102 Grand Street
Croton-on-Hudson,
New York, NY 10520

Director
Managing Partner of Robert A.
Frankel Management Consultants;
formerly Corporate Vice
President of The Reader's Digest
Association, Inc.

+William R. Hutchinson
(56)
Amoco Corp.
200 East Randolph
Drive
Chicago, IL  60601

Director
Vice President, Financial
Operations of Amoco Corp.;
Director of Associated Banks and
Associated Bank Corp.

Lawrence T. McDermott
(50)
388 Greenwich Street
New York, New York
10013

Vice
President and
Investment
Officer
Managing Director of Salomon
Smith Barney Inc.

Michael J. Maher (36)
388 Greenwich Street
New York, New York
10013

Investment
Officer
Vice President of Salomon Smith
Barney Inc.

Lewis E. Daidone (41)
388 Greenwich Street
New York, NY 10105

Senior Vice
President and
Treasurer
Managing Director of Salomon
Smith Barney; Director and
Senior Vice President of MMC and
TIA.
Christina T. Sydor
(48)
388 Greenwich Street
New York, NY 10013
Secretary
Managing Director of Salomon
Smith Barney; General Counsel
and Secretary of MMC and TIA.

*	"Interested person" of the fund (as defined in the 1940 Act).
+	Director and/or trustee of other registered investment companies with which Salomon Smith Barney is affiliated.

	The fund pays each of its directors who is not a director, officer or employee of MMC or any of its affiliates an annual fee of $5,000 plus $500 for each Board of Directors meeting attended, and $100 for each Board meeting held via telephone. In addition, the fund will reimburse these directors for travel and out-of-pocket expenses incurred in connection with Board of Directors meetings. For the fiscal year ended October 31, 1998, such expenses totaled $3,677.53.





Name
Aggregate
Compensati
on from
fund for
the fiscal
year ended
10/31/98
Pension or
Retirement
Benefits
Accrued as
part of fund
Expenses
Compensation
from fund
and fund
Complex for
the year
ended
12/31/97
Total Number
of funds for
Which
Director
Serves
Within fund
Complex





Martin Brody
6,200
0
119,814
19
Dwight Crane
7,100
0
133,850
22
Allan Bloostein
7,600
0
85,850
8
Robert Frankel
7,600
0
65,900
8
William R.
Hutchinson
7,600
0
35,750
6
Heath B. McLendon
0
0
0
42

Upon attainment of age 80, fund Directors are required to change to emeritus status. Directors Emeritus are entitled to serve in emeritus status for a maximum of 10 years, during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to fund Directors, together with reasonable out-of-pocket expenses for each meeting attended. During the fund's last fiscal year $3,300 was paid by the fund to Directors Emeritus.

Principal Stockholders
	There are no persons known to the fund to be control persons of the fund, as such term is defined in Section 2(a)(9) of the 1940 Act. There is no person known to the fund to hold beneficially more than 5% of the outstanding shares of the common stock. The following person is the only person holding of record more than 5% of the outstanding shares of common stock as of January 6, 1999:

Name and Address
of Record Owner
Amount of
Record Ownership
Percent of Common
Stock Outstanding
Cede & Co., as Nominee
for The Depository
Trust Company
P.O. Box 20
Bowling Green Station
New York, New York
10004
18,041,886
90.41%

	8,064,764 of the shares held of record by Cede & Co., representing 40.42% of the outstanding shares of common stock, were held by The Depository Trust Company as nominee for Salomon Smith Barney, representing accounts for which Salomon Smith Barney has discretionary and non-discretionary authority. As of January 6, 1999, the directors and officers of the fund, as a group, beneficially owned less than 1% of the fund's outstanding shares of common stock.



INVESTMENT MANAGER AND ADMINISTRATOR

	MMC serves as the fund's investment adviser pursuant to a written agreement dated December 31, 1994 (the "Advisory Agreement"). Subject to the supervision and direction of the fund's Board of Directors, MMC manages the fund's portfolio in accordance with the fund's stated investment objective and policies, makes investment decisions for the fund, places orders to purchase and sell securities and employs professional portfolio managers and securities analysts who provide research services to the fund. MMC bears all expenses in connection with the performance of its services and pays the salaries of all officers or employees who are employed by both it and the fund.

	As compensation for MMC's services rendered to the fund, the fund pays a fee computed and paid monthly at an annual rate of 0.40% of the value of the fund's average daily net assets. For the fiscal years ended October 31, 1996, 1997 and 1998 the fund paid MMC $747,137,
$757,896 and $786,802, respectively, in investment advisory fees.

	The Advisory Agreement was initially approved by the fund's Board and by a majority of the directors who are not "interested persons" of the fund ("Non-Interested Directors") on April 7, 1993 and by its shareholders on June 9, 1993. The Advisory Agreement was last approved on August 19, 1998 and, unless sooner terminated, will continue for successive annual periods provided that such continuance is specifically approved at least annually: (1) by a majority vote of the Non-Interested Directors cast in person at a meeting called for the purpose of voting on such approval; and (2) by the Board or by vote of a majority of the outstanding voting securities (i.e., the holders of the common stock).

	Under the Advisory Agreement, MMC will not be liable for any error of judgment or mistake of law or for any loss suffered by the fund in connection with the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of MMC in the performance of its duties or from reckless disregard of its duties and obligations under the Advisory Agreement. The Advisory Agreement is terminable by vote of the Board or by the holders of a majority of the common stock, at any time without penalty, on 60 days' written notice to the Investment Manager. The Advisory Agreement may also be terminated by MMC on 90 days' written notice to the fund. The Advisory Agreement terminates automatically upon its assignment.

	MMC also serves as administrator to the fund pursuant to a written agreement dated June 1, 1994 (the "Administration Agreement"). MMC calculates the net asset value of the fund's shares and generally assists in all aspects of the fund's administration and operation. In addition, MMC pays the salaries of all officers and employees who are employed both by it and the fund, maintains office facilities for the fund, furnishes the fund with statistical and research data, clerical help and accounting, data processing, bookkeeping, internal auditing and legal services and certain other services required by the fund, prepares reports to the fund's shareholders and prepares tax returns and reports to and filings with the SEC and state blue sky authorities.  MMC bears
all expenses in connection with the performance of its services.   As
compensation for MMC's administration services rendered to the fund, the fund pays a fee computed and paid monthly at an annual rate of 0.20% of
the value of the fund's average daily net assets.   For the 1996, 1997
and 1998 fiscal years, the fund paid MMC $373,569, $378,948 and $393,401, respectively, in administration fees.

	Pursuant to the Administration Agreement, MMC will exercise its best judgment in rendering the services listed above. MMC will not be liable for any error of judgment or mistake of law or for any loss suffered by the fund in connection with the matters to which the Administration Agreement relates except by reason of MMC's willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of MMC's reckless disregard of its obligations and duties under the Administration Agreement. The Administration Agreement will continue automatically for successive annual periods provided that such continuance is specifically approved at least annually by the Board including a majority of the Non-Interested Directors, by vote cast in person at a meeting called for the
purpose of voting such approval.   The Administration Agreement is
terminable, without penalty, on 60 days' written notice, by the Board or by vote of holders of a majority of the fund's shares, or upon 90 days' written notice, by MMC.

PORTFOLIO TRANSACTIONS AND TURNOVER
Portfolio Transactions
	Portfolio securities transactions for the fund are placed on behalf of the fund by MMC. In selecting brokers or dealers to execute portfolio transactions for the fund, MMC seeks the best overall terms available. The Advisory Agreement provides that, in assessing the best overall terms available for any transaction, MMC will consider the factors it deems relevant, including the breadth of the market in the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for the
specific transaction and on a continuing basis.   In addition, the
Advisory Agreement authorizes MMC, in selecting brokers or dealers, to execute a particular transaction, and, in evaluating the best overall terms available, to consider the brokerage and research services provided to the fund and/or other accounts over which MMC or an affiliate exercises investment discretion. MMC's fee under the Advisory Agreement is not reduced by reason of its receiving such brokerage and research services.

	The fund's portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the fund for such purchases and sales, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price. The fund has paid no brokerage commissions since commencement of its operations.

	Although investment decisions for the fund are made independently from those of other accounts managed by MMC, investments of the type the fund may make may also be made by those other accounts. When the fund and one or more other accounts managed by MMC are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by MMC to be equitable to each. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the fund or the price paid or received by the fund. The fund may, from time to time, in accordance with an exemptive order granted by the SEC, enter into principal transactions involving certain money market instruments with dealers affiliated with MMC.

	The fund's Board of Directors will review periodically the commissions paid by the fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the fund.

Portfolio Turnover
	The fund cannot accurately predict its portfolio turnover rate, but anticipates that its annual turnover rate will not exceed 100%. Portfolio turnover rate is calculated by dividing the lesser of the fund's annual sales or purchases of portfolio securities by the monthly average value of securities in the portfolio during the year, excluding any portfolio security the maturity of which at the time of acquisition was one year or less. Higher portfolio turnover rates can result in corresponding increases in brokerage commissions. The fund will not consider turnover rate a limiting factor in making investment decisions consistent with its investment objective and policies. For the 1996, 1997 and 1998 fiscal years, the fund's portfolio turnover rates were 17%, 35% and 57%, respectively.

VALUATION OF SHARES
	The fund's net asset value will be calculated as of the close of regular trading on the New York Stock Exchange, Inc. ("NYSE"), currently 4:00 p.m., New York time, on the last day on which the NYSE is open for trading of each week and month. Net asset value is calculated by dividing the value of the fund's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of common stock outstanding. Investments in Government Securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the Board.

	The valuation of the fund's assets is made by MMC after consultation with an independent pricing service (the "Service"). When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the Service, no readily obtainable market quotation is available (which may constitute a majority of the fund's portfolio securities), are carried at fair value as determined by the Service. The Service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the fund under the general supervision and responsibility of the Board, which may replace the Service at any time if it determines it to be in the best interests of the fund to do so.

STOCK PURCHASES AND TENDERS
	The fund may repurchase shares of its common stock in the open market or in privately negotiated transactions when the fund can do so at prices below their then current net asset value per share on terms that the Board believes represent a favorable investment opportunity, but has no obligation to do so.

	The market prices of the fund's shares will, among other things, be determined by the relative demand for and supply of the shares in the market, the fund's investment performance, the fund's dividends and yield and investor perception of the fund's overall attractiveness as an investment as compared with other investment alternatives. Any acquisition of common stock will decrease the total assets of the fund and therefore have the effect of increasing the fund's expense ratio. The fund may borrow money to finance the repurchase of shares subject to the limitations described in the Prospectus and this SAI. Any interest on the borrowings will reduce the fund's net income.

	If a tender offer is authorized to be made by the Portfolio's Board, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by the shareholder (or attributed to him or her for Federal income tax purposes under Sections 318(a) and 302(c) of the Code). A shareholder who tenders all of the shares actually and constructively owned by that shareholder will realize a taxable gain or loss depending upon the amount of cash received and his or her basis in his or her shares.

TAXES
	As described above and in the Prospectus, the fund is designed to provide investors with current income which is excluded from gross income for Federal income tax purposes. The fund is not intended to constitute a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the fund would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts because such investors would not gain any additional tax benefit from the receipt of tax-exempt income.

	The following is a summary of selected Federal income tax considerations that may affect the fund and its shareholders. The summary does not address all of the potential federal income tax consequences that may be applicable to the fund or to all categories of investors, some of which may be subject to special tax rules. The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the fund.

Taxation of the fund and its Investments

The fund has qualified and intends to continue to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, the fund intends to satisfy conditions contained in the Code that will enable interest from municipal obligations, excluded from gross income for Federal income tax purposes with respect to the fund, to retain that tax-exempt status when distributed to the shareholders of the fund (that is, to be classified as "exempt- interest" dividends of the fund).

	If it qualifies as a regulated investment company, the fund will pay no Federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the fund must among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and any net realized short-term capital gain in excess of net realized long-term capital loss) and 90% of its tax-exempt net investment income (reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures, and forward contracts) derived with respect to the fund's business of investing in securities; and (3) diversify its holdings so that at the end of each fiscal quarter of the fund (a) at least 50% of the market value of the fund's assets is represented by cash, U.S. government securities, securities of other regulated investment companies and other securities, with those other securities limited with respect to any one issuer, to an amount no greater than 5% of the fund's assets and (b) not more than 25% of the market value of the fund's assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers that the fund controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. As a regulated investment company, the fund will be subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The fund expects to pay dividends and distributions necessary to avoid the application of this excise tax.

The fund may acquire securities which do not pay interest currently, such as zero coupon or delayed interest securities. As the holder of such a security, the fund is required to include in taxable or tax-exempt income an amount of deemed interest known as "original issue discount" that accrues on the security for the taxable year under federal income tax law, even if the fund receives no payment on the security during the year. Because the fund must distribute annually substantially all of its net taxable income and tax-exempt income, including any accrued original issue discount, in order to qualify as a regulated investment company and to avoid imposition of income tax and the 4% excise tax, the fund may be required in a particular year to distribute dividends in an amount that is greater than the total amount the fund actually receives in interest or other distributions on the securities it owns. Those distributions will be made from the fund's cash assets or from the proceeds of sales of portfolio securities, if necessary. The fund may realize capital gains or losses from those sales, which would increase or decrease the fund's taxable income or net realized capital gains.

As described above in this SAI and in the Prospectus, the fund may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. The fund anticipates that these investment activities will not prevent the fund from qualifying as a regulated investment company. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the fund and, thus, will affect the amount of capital gains distributed to the fund shareholders.

	For Federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the fund may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule gain or loss on Section 1256 Contracts is treated as 60% long term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the fund and the amount of distributions taxable to a shareholder. Moreover, if the fund invests in both Section 1256 Contracts and offsetting positions to those contracts, then the fund might not be able to receive the benefit of certain realized losses for an indeterminate period of time. The fund expects that its activities with respect to Section 1256 Contracts and offsetting positions to those Contracts (1) will not cause it or its shareholders to be treated as receiving a materially greater amount of capital gains or distributions than actually realized or received and (2) will permit it to use substantially all of its losses for the fiscal years in which the losses actually occur (to the extent it realizes corresponding gains in such year).

Any capital losses resulting from the disposition of securities or other transactions can be used only to offset capital gains and cannot be used to reduce the fund's ordinary taxable or tax-exempt income. Any unused capital losses may be carried forward by the fund for eight years.

Taxation of the fund's Shareholders
	The fund anticipates that all dividends it pays, other than dividends from Taxable Investments and market discount on municipal obligations and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objective and Policies" will be derived from interest on municipal obligations and thus will be exempt-interest dividends that may be excluded by shareholders from their gross income for Federal income tax purposes if the fund satisfies certain asset percentage requirements. Distributions of the fund's net realized short-term capital gains are taxable to shareholders of the fund as ordinary income, and distributions of net realized long-term capital gains are taxable to shareholders as long-term capital gains, regardless of the length of time shareholders have held shares of common stock and whether the distributions are received in cash or reinvested in additional shares. As a general rule, a shareholder's gain or loss on a sale of his or her shares of common stock will be a long-term gain or loss if he or she has held his or her shares for more than one year and will be a short-term capital gain or loss if he or she has held his or her shares for one year or less. Dividends and distributions paid by the fund will not qualify for the Federal dividends-received deduction for corporations.

Dividends and other distributions by the fund are generally treated under the Code as received by the shareholders at the time the dividend or distribution is made. However, any dividends or other distributions declared by the fund in October, November or December and made payable to shareholders of record in such a month would be treated under the Code as if received by shareholders on December 31 of the year in which they are declared if they are paid in the following January.

If a shareholder purchases shares of common stock at a cost that reflects an anticipated taxable dividend or distribution, such dividend or distribution will be taxable even though it represents economically in whole or in part a return of the purchase price. Investors should consider the tax implications of buying shares shortly prior to a dividend distribution (other than an exempt-interest dividend).

Any allowable loss recognized by a shareholder on the sale of shares held six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received by the shareholder with respect to the shares that are sold. Certain losses may be disallowed to the extent of exempt-interest dividends received, as described below. In addition, any loss realized on a sale of shares of common stock may be disallowed under "wash sale" rules to the extent the shares disposed of are replaced with shares of the fund within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any gain or loss realized upon a sale of shares (other than to the fund, which sales are discussed below) by a shareholder who is not a dealer in securities will be treated as capital gain or loss.


An amount received by a shareholder from the fund in exchange for shares of the fund (pursuant to a repurchase of shares or a tender offer or otherwise) may be treated as a payment in exchange for the shares tendered, which would result in taxable gain or loss as described above. However, if the amount received by a shareholder from the fund exceeds the fair market value of the shares tendered, or if a shareholder does not sell to the fund all of the shares of the fund owned or deemed to be owned by the shareholder, all or a portion of the amount received may be treated as a dividend taxable as ordinary income or as a return of capital. In addition, if a tender offer is made, any shareholders who do not tender their shares could be deemed, under certain circumstances, to have received a taxable distribution of shares of the fund as a result of their increased proportionate interest in the fund.

Exempt-Interest Dividends

Interest on indebtedness incurred by a shareholder to purchase or carry shares of common stock is not deductible for Federal income tax purposes to the extent it is deemed related to exempt-interest dividends. If a shareholder receives exempt-interest dividends with respect to any share of common stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder if he or she receives exempt-interest dividends to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the fund that represents income derived from private activity bonds held by the fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the fund's exempt-interest dividends may be excluded by shareholders from their gross income for Federal income tax purposes, some or all of the fund's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the Federal individual and corporate alternative minimum taxes. The receipt of dividends and distributions from the fund may affect a foreign corporate shareholder's Federal "branch profits" tax liability and the Federal "excess net passive income" tax liability of a shareholder of an S corporation. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (2) subject to a Federal alternative minimum tax, the Federal "branch profits" tax, or the Federal "excess net passive income" tax.

Dividend Reinvestment Plan
	A shareholder of the fund receiving dividends or distributions in additional shares purchased in the open market pursuant to the dividend reinvestment plan should be treated for Federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives and should have a cost basis in the shares received equal to that amount. With respect to distributions issued in shares of the fund the amount of the distribution for tax purposes is the fair market value of the issued shares on the payment date, and the difference between such fair market value and the amount of cash the shareholder would otherwise have received may be treated as a return of capital. In the case of shares issued by the fund, the shareholder's tax basis in each share received is its fair market value on the payment date, adjusted by any amount treated as a return of capital to the shareholder.

Statements and Notices
	Statements as to the tax status of the dividends and distributions received by shareholders of the fund are mailed annually. These statements show the dollar amount of income excluded from Federal income taxes and the dollar amount, if any, subject to Federal income taxes, including the portion if any, of long-term capital gains distributions eligible for the 20% maximum capital gains tax rate. The statements will also designate the amount of exempt interest dividends that are a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes. The fund will notify shareholders annually as to the interest excluded from Federal income taxes earned by the fund with respect to those states and possessions in which the fund has or had investments. The dollar amount of dividends paid by the fund that is excluded from Federal income taxation and the dollar amount of dividends paid by the fund that is subject to Federal income taxation, if any, will vary for each shareholder depending upon the size and duration of the shareholder's investment in the fund. To the extent that the fund earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its taxable net investment income bears to its total net investment income earned on that day. Therefore, the percentage of each day's dividend designated as taxable, if any, may vary from day to day.

Backup Withholding
	If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of common stock. An individual's taxpayer identification number is his or her social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's Federal income tax liability.

ADDITIONAL INFORMATION
Legal Matters
	Willkie Farr & Gallagher serves as counsel to the fund. The Directors who are not "interested persons" of the fund have selected Stroock & Stroock & Lavan LLP as their counsel.

Independent Public Accountants
	KPMG LLP, 345 Park Avenue, New York, New York 10154, has been selected to serve as the fund's independent auditor to examine and report on the fund's financial statements and highlights for the fiscal year ending October 31, 1999.

Custodian and Transfer Agent
	PNC Bank, N.A. is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, and serves as the fund's custodian pursuant to a custody agreement. Under the custody agreement, PNC Bank holds the fund's portfolio securities and keeps all necessary accounts and records. The assets of the fund are held under bank custodianship in compliance with the 1940 Act.

	First Data is located at Exchange Place, Boston, Massachusetts 02109, and pursuant to a transfer agency agreement serves as the fund's transfer agent. Under the transfer agency agreement, First Data maintains the shareholder account records for the fund, handles certain communications between shareholders and the fund, and distributes dividends and distributions payable by the fund.

FINANCIAL STATEMENTS
	The fund will send unaudited quarterly and semi-annual financial statements and audited annual financial statements of the fund to shareholders, including a list of the portfolio of investments held by the fund.

	The audited financial statements for the fiscal year ended October 31, 1998 are incorporated by reference into this SAI from the fund's 1998 Annual Report. Copies of the Annual Report may be obtained from any Salomon Smith Barney Financial Consultant or by calling or writing to the fund at the telephone number or address set forth on the cover page of this SAI.

APPENDIX
DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS
Description of Moody's Municipal Bond Ratings:
	Aaa - Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

	Aa - Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

	A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

	Baa - Bonds rated Baa are considered to be medium grade obligations, that is they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

	Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

	Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Description of Moody's Municipal Note Ratings:
	Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade (VMIG). This distinction recognizes the differences between short-term credit risk and long-term risk. Loans bearing the designation MIG 1/VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG 3/VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

Description of Moody's Commercial Paper Ratings:
	The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime-1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations.

	Issuers rated Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations normally evidenced by many of the characteristics of issuers rated P-1 but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

Description of S&P Municipal Bond Ratings:
	AAA - These bonds are the obligations of the highest quality and have the strongest capacity for timely payment of debt service.

	General Obligation Bonds Rated AAA - In a period of economic stress, the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

	Revenue Bonds Rated AAA - Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

	AA - The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

	A - Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories. This rating describes the strongest capacity for payment of debt service.

	General Obligation Bonds Rated A - There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at future date.

	Revenue Bonds Rated A - Debt service is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appearance appears adequate.

	BBB - The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Bonds rated BBB have the fourth strongest capacity for payment of debt service.

	BB - Bonds rated BB are regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. S&P's letter ratings may be modified by the addition of a plus or minus sign, which is used to show relative standing within the major rating categories, except in the AAA category.

Description of S&P Municipal Note Ratings:
	Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

Description of S&P Commercial Paper Ratings:
	Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is strong, but the relative degree of safety is not as high as for issues designated A-1.

Description of Fitch Municipal Bond Ratings:
	AAA - Bonds rated AAA by Fitch have the lowest expectation of credit risk. The obligor has an exceptionally strong capacity for timely payment of financial commitments which is highly unlikely to be adversely affected by foreseeable events.

	AA - Bonds rated AA by Fitch have a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitment. This capacity is not significantly vulnerable to foreseeable events.

	A - Bonds rated A by Fitch are considered to have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong, but may be more vulnerable to changes in economic conditions and circumstances than bonds with higher ratings.

	BBB - Bonds rated BBB by Fitch currently have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to impair this capacity . This is the lowest investment grade category assigned by Fitch.

	Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs however, are not used in the AAA category

Description of Fitch Short-Term Ratings:
	Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

	The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet financial commitment in a timely manner.

	Fitch's short-term ratings are as follows:

	F1+ - Issues assigned this rating are regarded as having the strongest capacity for timely payments of financial commitments. The "+" denotes an exceptionally strong credit feature.

	F1 - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments.

	F2 - Issues assigned this rating have a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

	F3 - The capacity for the timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.


1

u:\legal\funds\#mhf\1999\secdocs\sai0299e.doc
31

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits


(1)	Financial Statements:

Included in Part A:

*Financial Highlights

- Included in Part B:

*The Registrant's Annual Report for the fiscal year ended
October 31, 1998 and Report of Independent Accountants dated December 8, 1998 are incorporated by reference to the Definitive 30(b)2-1 filed on January 14, 1999, Accession
#0000091155-99-000021.


(2)	Exhibits:

(a)(i)	Articles of Incorporation are incorporated by
reference to the Registrant's Registration Statement, Registration No.33-20507, filed on March 8, 1988 (the
"Registration Statement").

(ii)	First Amendment to Articles of Incorporation is
incorporated by reference to Amendment No. 2 to the Registration Statement, filed on October 24, 1988.

(iii)	Second Amendment to Articles of Incorporation is
incorporated by reference to Amendment No. 3 to the Registration Statement, filed on November 17, 1988.

(b)(i)	Amended Bylaws of Registrant are incorporated by
reference to Amendment No. 3 to the Registration
Statement, filed on November 17, 1988.

(ii)	Amendment to the Amended Bylaws of Registrant are
incorporated by reference to Amendment No. 4 to the Registration Statement, filed on March 1, 1990.

(c)	Not Applicable.

(d)	Specimen Certificate of Common Stock, par value $.01 per
share is incorporated by reference to Amendment No. 3 to the Registration Statement, filed on November 17, 1988.

(e)	Dividend Reinvestment Plan (filed herewith).

(f)	Not Applicable.

(g)(i)	Form of Investment Advisory Agreement between
Registrant and Greenwich Street Advisors (Mutual
Management Corp.)

(h)	Form of Distribution Agreement between Registrant and
Smith Barney Shearson.

(i)	Not Applicable.

(j)	Form of Custody Agreement between Registrant and PNC
Bank, National Association is incorporated by reference to Post-Effective Amendment No. 9 to the Registration
Statement, filed on January 13, 1997.

(k)(i)	Form of Administration Agreement between
Registrant and Smith Barney Mutual Funds Management Inc.
is incorporated by reference to Post-Effective Amendment
No. 9 to the Registration Statement, filed on January
13, 1997.

(l)	Opinion and Consent of Counsel is incorporated by
reference to Pre-Effective Amendment No.1 to the Registration Statement.

(m)	Not Applicable.

(n)	Consent of  Independent Auditors (filed herewith).

(o)	Not Applicable.

(p)	Subscription Agreement between Registrant and Shearson
incorporated by reference to Amendment No. 3 to the Registration Statement, filed on November 17, 1988.

(q)	Not Applicable.

(r)	Financial Data Schedule for Registrant as of October 31,
1998 (filed herewith).

Item 25.	Marketing Arrangements

None.

Item 26.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration
Statement:

Securities and Exchange Commission Fees	$0
Printing and Engraving Expenses		$9000
Legal Fees				$0
Accounting Expenses			$0
Miscellaneous Expenses			$0

Item 27.	Persons Controlled by or Under Common Control

None

Item 28.	Number of Holders of Securities

				Number of Record Stockholders
Title of Class		as of January 6, 1999


Shares of Common Stock,
par value $0.01 per share	1,631




Item 29.	Indemnification

Under Article VII of Registrant's Articles of Incorporation, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason or his being or having been a director or officer of Registrant. This provision does not authorize indemnification when it is determined that the director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a director or officer to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under Registrant's Articles of Incorporation.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to Directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 30.	Business and Other Connections of Investment Adviser

See "Management of the Fund" in the Prospectus.



Mutual Management Corp. ("MMC") a New York corporation, is a registered investment adviser and is wholly owned by Salomon Smith Barney Holdings Inc., which in turn is wholly owned by Citigroup Inc. MMC is primarily engaged in the investment advisory business. Information as to executive officers and directors of Funds Management is included in its Form ADV filed with the Securities and Exchange Commission (Registration number 801-3387) and is incorporated herein by reference.


Item 31.	Location of Accounts and Records


Mutual Management Corp.
388 Greenwich Street
New York, New York 10013


First Data Investor Services Group, Inc.
One Exchange Place
Boston, Massachusetts 02109

PNC Bank, N.A.
17th & Chestnut Streets
Philadelphia, Pennsylvania 19103

Item 32.	Management Services

None.

Item33.	Undertakings

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	The Fund hereby undertakes:

(a)	To file, during any period in which offers or sales are
being made, a post-effective amendment to this Registration
Statement:

(1)	to include any prospectus required by Section
10(a)(3) of the Securities Act of 1933 (the "Act");

(2)	to reflect in the Prospectus any facts or events
arising after the effective date of the Registration
Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect
to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)	For the purpose of determining any liability under the
Act, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Not Applicable.

5.	Not Applicable

6.	The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.


SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, MUNICIPAL HIGH INCOME FUND INC., has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, all in the
City of New York, State of New York on the    15th     day of
January, 1999.

MUNICIPAL HIGH INCOME FUND INC.



By: /s/ Heath B. McLendon
Heath B. McLendon
Chief Executive Officer


WITNESS our hands on the date set forth below.

	Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement and the above Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature			Title			Date


 /s/ Heath B. McLendon
Heath B. McLendon		Chairman of the Board
				Chief Executive Officer	1/15/99
/s/ Lewis E. Daidone
Lewis E. Daidone			Treasurer (Chief Financial
				and Accounting Officer)	1/15/99



/s/ Allan J. Bloostein*
Allan J. Bloostein			Director			1/15/99


/s/ Martin Brody*
Martin Brody			Director			1/15/99


/s/ Dwight B. Crane*
Dwight B. Crane			Director			1/15/99


/s/ Robert A. Frankel*
Robert A. Frankel		Director			1/15/99


/s/ William R. Hutchinson*
William Hutchinson		Director			1/15/99


*Signed by Heath B. McLendon, their duly authorized attorney-in-fact, pursuant to power-of-attorney dated December 3, 1996.

EXHIBIT INDEX

2(e)	Dividend Reinvestment Plan

2(n)	Auditors' Consent

2(r)	Financial Data Schedule